Tecumseh Products Company

2001

Letter to Shareholders

Annual Report to Shareholders and Form 10-K

Products for a Changing World

Tecumseh Products Company

Tecumseh Products Company is a full line, independent global manufacturer of mechanical and electrical components essential to industries creating end-products for health, comfort and convenience in our *changing world.* Our products serve three major segments in a variety of industrial, commercial and residential applications and are sold in over 100 countries around the world.


Air conditioning and Refrigeration compressors
61%
Engine and power trains
33%
6%
Pumps

We manufacture and market —

Hermetic Compressors for refrigerators, freezers, water coolers, dehumidifiers, window air conditioning units, residential and commercial central air conditioning systems and heat pumps.

Gasoline Engines, Transmissions, Transaxles and Differentials for lawn mowers, lawn and garden tractors, garden tillers, string trimmers, snow throwers, industrial and agricultural applications and recreational vehicles.

Centrifugal Pumps, Sump Pumps and Small Submersible Pumps for industrial, commercial, marine and agricultural applications.

Learn more about Tecumseh Products at www.tecumseh.com

Financial Summary



(Dollars in millions except per share data)	2001[b]	2000[c]	1999[d]
Net sales	$1,398.9	$1,649.9	$1,814.3
Operating income	79.6	120.2	189.3
% of net sales[a]	5.7%	7.3%	10.4%
Net income	42.8	66.1	142.0
% of net sales	3.1%	4.0%	7.8%
Capital expenditures & business acquisition	78.8	64.0	73.0
Total assets	1,519.8	1,553.1	1,553.3
Average number of shares outstanding (in thousands)	18,607	19,218	20,277
Per share of common stock:			
Basic and diluted earnings			
Net income	$2.30	$3.44	$7.00
Net income exclusive of nonrecurring items	3.53	4.65	6.56
Cash dividends declared	1.28	1.28	1.22
Book value	52.91	52.72	51.24
Cash provided by operating activities	$ 173.0	$ 134.0	$ 163.3
Average number of employees	16,800	17,800	18,900

(a) Operating income exclusive of the nonrecurring items referred to below.

(b) 2001 net income includes $29.3 million ($18.9 million net of tax) related to the cost of an early retirement incentive program and an asset impairment charge of $6.1 million ($3.9 million net of tax) for unusable equipment due to the transfer of certain engine and component part production from domestic facilities to the Company's facilities in the Czech Republic.

(b) 2000 net income includes a $33.5 million charge ($23.3 million net of tax) related to the realignment of its North American and Indian compressor manufacturing operations.

(d) 1999 net income includes $14.1 million of nonrecurring gains equivalent to $9.0 million or $.44 per share after taxes.

Products for a Changing World

Compressors

Tecumseh compressors have been serving the refrigeration and air conditioning markets in commercial and residential settings for almost 70 years. Such longevity does not result by chance, but from unyielding efforts to deliver products that help *change our world* for the better. For compressors, this means a more efficient, quieter, more reliable and environmentally friendly product.

A Higher Form of Compressor



The Vector Series is the Company's latest example of such a product and represents the latest evolution of reciprocating technology. Offering an economical alternative to existing scroll applications, the Vector Series provides improved efficiency, significantly lower sound levels, and the proven reliability and durability of reciprocating technology.



Building better compressors is only the beginning. Today's customers need their suppliers to bring value added solutions that help lower their costs in a world driven by over-capacity and deflationary pricing. Building complete refrigeration systems that speed production and enhance serviceability is one way that the Compressor Group is fulfilling its customers' needs.



Products for a Changing World

Engineering products to *changing* customer needs requires quality processes from design, to vertically integrated manufacturing, to final in-line product testing. For the Compressor Group these capabilities are evident throughout its global production and engineering operations located in the United States, Brazil, France and India.





The photos on this page come from Tecumseh do Brasil, Ltda. in Sao Carlos, Brazil. This state-of-the-art facility currently produces compressor products that are exported to customers on all five major continents. Having casting, stamping, machining and assembly capabilities all on site, ensures the Tecumseh tradition of producing quality products for its customers.



In addition, the Company continues to build upon its production capabilities in Ballabgarh and Hyderabad, India to solidify its ability to provide low cost products to emerging markets. Learn more about the Compressor Group at www.tpc-nacg.com.

Engine & Power Train

Milestones in product development and a business acquisition in 2001 have positioned the Engine & Transmission Group to continue to play a major role in the outdoor power equipment industry.

The Engine & Transmission Group is becoming one of the industry's most innovative manufacturers by focusing its engineering prowess on finding practical solutions to *changing* customer needs.


6.5
HORSEPOWER
LEAP

The introduction of LEAP (low emission, advanced performance) technology for small engines was a major breakthrough in a market characterized by intense competition among engine manufacturers and an ongoing need to reduce emissions.

LEAP technology is an innovative package of features that allows Tecumseh's small engines to meet emissions requirements in all 50 states. The engines achieve the Federal Environmental Protection Agency's emissions requirements for the year 2006 — five years ahead of schedule.

The new engines with LEAP technology produce 70 percent fewer emissions than similar engines did just 10 years ago. At the same time, they maintain the light weight and affordability that is characteristic of L-head engines, without sacrificing performance. That's good news for the environment at a time when there's a continuing concern about air pollution and an increasing number of ozone action days. It is also good news for today's cost-conscious manufacturers of outdoor power equipment.

New transmissions for both rider mowers and snow blowers responded to consumers' desires for easy-to-operate equipment. The new SilentTrac® LTH and LCH Series hydrostatic transmissions bring user-friendly, infinitely variable speed control to a wide range of lawn and garden tractors. And, wrestling with a snow blower to turn it will be a thing of the past with the innovative steering packages available on the new SilentTrac® 450 hydrostatic snow transmission.

Responding to the growing market for professional turf products, Tecumseh will offer the new LDP-10 hydraulic pump for OEMs and commercial customers. New value-added products for transmission market continue to be the benchmark for Tecumseh's transmission division.



The acquisition of Motoco Engines & Fuel Systems, an engine and carburetor manufacturer in the Czech Republic, gives Tecumseh more direct access to its European engine market. The addition of carburetor manufacturing capacity also allows the company to more easily supply its worldwide facilities.

Learn more about the Engine & Power Train Group at www.tecumsehpower.com

Products for a Changing World

Pumps

Little Giant Pump Company

This wholly owned subsidiary of TPC produces a diverse collection of fluid handling devices for a broad range of applications. Whether for residential or commercial markets Little Giant's products are designed and engineered to meet the *changing* needs of its end users, while enhancing the marketing and distribution efforts of professional distributors and retailers alike. The Company's latest example is demonstrated in its current water garden program.


Pond Products
Water Garden System

By working closely with the merchandising teams at several large home improvement retailers, and utilizing detailed database marketing research, Little Giant has created an unparalleled water gardening program that simplifies the purchasing process for consumers. Little Giant's new merchandising program makes the water gardening shopping experience enjoyable for both the novice and hobbyist because it focuses on selling the project as opposed to selling individual components. Learn more about the Little Giant Pump Company and its products at www.littlegiantpump.com.

MP Pumps, Inc



This pump from the ChemFlo family of pumps is designed to meet the demands of the chemical processing industry.

Since the Company's beginning, when it manufactured pumps for war-time landing craft and other amphibious vehicles where quality and reliability were absolutely essential, MP Pumps satisfies the needs of the most difficult fluid handling applications. Corrosive aqueous chemicals, continuous service at high temperature, tolerance of metal fines and intermittent air pockets are among the challenges addressed by MP Pump products.

The Company's products serve the needs of a broad range of markets including industrial, transportation, agriculture and marine.

MP Pumps brings more than a half century of experience in the design and manufacture of centrifugal pumps to each new project. Through experience, critical aspects of every design project are quickly identified and an approach to satisfy the most demanding performance requirements developed. The Company's engineers use state-of-the-art solid modeling software designed for manufacturing techniques and fast prototype capability to move rapidly from initial concept to first production. Learn more about MP Pumps at www.mppumps.com.



Letter to Shareholders

This quite possibly has been one of the most, if not the most, difficult year our Company has seen in the last twenty years. At the beginning of 2001, the industry forecast for each of our groups predicted a slow first half followed by a robust second. This was not to be, as almost all of the North American sectors experienced declining sales.

Our government, along with the Federal Reserve, has pursued a strong dollar policy for the last several years. While a boon for the consumer as lower prices on imported products, the strong dollar caused a deflationary scenario in the room air and refrigerator segments. Early in the first quarter, it became apparent that the room air market was moving to Asia, for not only compressors, but also complete systems. This required us to rethink where we should manufacture rotary compressors. After considerable study, we determined that we could compete with Asia by moving production of these compressors to our factory in Brazil, thus enabling us to consolidate manufacturing in North America. As a positive result, Tecumseh do Brasil had an outstanding year despite being hampered by a very soft market at home. A 30% devaluation of the Real over the past eighteen months has enabled Brazil to keep pace with the Asian pricing.

The Engine and Power Train Group did not enjoy a robust lawn and garden season, as the spring and summer weather for most of the nation was uncooperative. Our saving grace for the Group was a stronger than usual build of snow product. Tecumseh's dominant position in snow is being challenged by the introduction of a new snow engine by our main competitor. They are utilizing their dominant position in the residential lawn and garden market to leverage their entry into the snow market. Although we see the threat as serious, we believe that we will continue to enjoy supremacy due to the strength of our broad product offering.

As the weather and the dollar refused to cooperate, by the summer it was apparent that additional measures were required. We came to the conclusion that business was not going to return to what we have considered normal in the past and that to attempt to maintain business as usual would be foolhardy. Therefore, we offered an early retirement package to our North American salaried work force. The retirement package did not reduce the stipend due to early retirement and allowed us to downsize in the most humane way possible. The response by those who stayed has been phenomenal, as there is a renewed energy, desire, and demand for change that must be present if we are to continue manufacturing in the USA.

All indications are that 2002 is going to be another difficult year. We expect demand for pumps, compressors, engines, and transmissions to be flat to down, year over year. When demand is slow, competition from offshore increases and the strong dollar prevents us from being as competitive as we need to be at home and abroad. While every year is fraught with such challenges, we must see them as opportunities if we are going to succeed in the global marketplace. Accordingly, we continue to evaluate the movement of our manufacturing base to Brazil, India, and Asia.

We would like to take this opportunity to extend thanks to those who retired this year for their years of faithful service and wish them the best in the years to come; to all the employees in the USA and abroad who helped us weather this difficult year; and to our Board of Directors who have been invaluable in helping us make the hard decisions. Finally, thank you to those shareholders who have had the foresight and willingness to stay with us through these difficult times. Your patience will be rewarded, as we will emerge a stronger, more responsive, and profitable Company in the future.

Todd W. Herrick
President & Chief Executive Officer

Kenneth G. Herrick
Chairman of the Board of Directors

January 31, 2002

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001 | **Commission File Number 0-452**

TECUMSEH PRODUCTS COMPANY
(Exact Name of Registrant as Specified in its Charter)

Michigan *(State of Incorporation)*	38-1093240 *(I.R.S. Employer Identification No.)*
100 East Patterson Street Tecumseh, Michigan *(Address of Principal Executive Offices)*	49286 *(Zip Code)*

Registrant's telephone number, including area code: (517) 423-8411

Securities Registered Pursuant to Section 12(b) of *the Act*:

Title of Each Class	Name of Each Exchange on Which Registered
None	None

Securities Registered Pursuant to Section 12(g) of *the Act*:

Class B Common Stock, $1.00 Par Value
Class A Common Stock, $1.00 Par Value
Class B Common Stock Purchase Rights
Class A Common Stock Purchase Rights

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Registrant disclaims the existence of control and, accordingly, believes that as of March 1, 2002 all of the 5,077,746 shares of its Class B Common Stock, $1.00 par value, then issued and outstanding, were held by non-affiliates of Registrant. Certain shareholders, which, as of March 1, 2002, held an aggregate of 2,279,544 shares of Class B Common Stock might be regarded as "affiliates" of Registrant as that word is defined in Rule 405 under the Securities Exchange Act of 1934, as amended. If such persons are "affiliates," the aggregate market value as of March 1, 2002 (based on the closing price of $51.04 per share, as reported on the Nasdaq Stock Market on such date) of 2,798,202 shares then issued and outstanding held by non-affiliates was approximately $142,820,230.

Numbers of shares outstanding of each of the Registrant's classes of Common Stock at March 1, 2002:

Class B Common Stock, $1.00 Par Value:	5,077,746
Class A Common Stock, $1.00 Par Value:	13,401,938

Certain information in the definitive proxy statement to be used in connection with the Registrant's 2002 Annual Meeting of Shareholders has been incorporated herein by reference in Part III hereof.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Tecumseh Products Company (the "Company") is a full line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps. The Company believes it is one of the largest independent producers of hermetically sealed compressors in the world, as well as one of the world's leading manufacturers of small gasoline engines and power train products used in lawn and garden applications. The Company also produces a variety of pump products with a wide range of applications. The Company's products are sold in countries all around the world.

The Company groups its products into three principal industry segments: Compressor Products, Engine and Power Train Products and Pump Products.

Compressor Products include a broad range of air conditioning and refrigeration compressors, as well as refrigeration condensing units. The Company's compressor products range from fractional horsepower models used in small refrigerators and dehumidifiers to large compressors used in unitary air conditioning applications. The Company sells compressors in all four compressor market segments: (i) household refrigerators and freezers; (ii) room air conditioners; (iii) commercial and residential unitary central air conditioning systems; and (iv) commercial refrigeration applications including freezers, dehumidifiers, water coolers and vending machines. The Company sells compressors to original equipment manufacturers ("OEMs") and aftermarket distributors.

Engine and Power Train Products consist of (i) two- and four-cycle gasoline engines for use in a wide variety of lawn and garden applications and other consumer and light commercial applications and (ii) transmissions, transaxles and related parts for use principally in lawn and garden tractors and riding lawn mowers. The Company sells engine and power train products to OEMs and aftermarket distributors.

Pump Products include (i) small submersible pumps used in a wide variety of industrial, commercial, and consumer applications and (ii) heavy duty centrifugal type pumps used in the construction, mining, agricultural, marine, and transportation industries. The Company sells pump products to distributors, mass merchants and OEMs.

Foreign Operations and Sales

In recent years, international sales and manufacturing have become increasingly important to the Company's business as a whole. In 2001, sales to customers outside the United States represented approximately 46% of total consolidated net sales. In addition to North American operations, compressor products are produced in Brazil, France and India, while engines are produced in Italy and, since May 2001, in the Czech Republic.

Products sold outside the United States are manufactured at both U.S. and foreign plants. Tecumseh do Brasil, Ltda. ("Tecumseh do Brasil"), the Company's Brazilian compressor subsidiary, sells its products principally in Latin America, North America, Europe and the Middle East. The Brazilian operation represents a significant portion of the Company's compressor business. In 2001, total sales generated by Tecumseh do Brasil amounted to 27% of total Compressor Products segment sales. Brazilian operating income amounted to approximately 77% of total Compressor Products segment operating income and approximately 53% of consolidated operating income for the year, exclusive of nonrecurring items.

The Company's European compressor subsidiary, Tecumseh Europe, S.A. ("Tecumseh Europe"), generally sells the compressor products it manufactures in Europe, the Middle East, Africa, Latin America and Asia. The Company also has two manufacturing facilities in India which produce air conditioning and refrigeration compressors for the Indian appliance markets.

In the engine business, the Company has two principal markets. The North American market is served by the Company's U.S. manufacturing operations. The European market is served by the manufacturing operations of the Company's Italian engine subsidiary, Tecumseh Europa, S.p.A. ("Tecumseh Europa"), and to a lesser extent, by U.S. export sales. Tecumseh Europa produces light-weight engines primarily for lawn and garden applications along with some utility applications. In May 2001 the Company established MOTOCO a.s. ("MOTOCO") which acquired the assets of an engine manufacturing facility in the Czech Republic. MOTOCO produces primarily larger engines and engine components for export to the U.S. market.

The Company's dependence on sales in foreign countries entails certain commercial and political risks, including currency fluctuations, unstable economic or political conditions in some areas and the possibility of U.S. government embargoes on sales to certain countries. The Company's foreign manufacturing operations are subject to other risks as well, including governmental expropriation, governmental regulations which may be disadvantageous to businesses owned by foreign nationals and instabilities in the workforce due to changing political and social conditions. These considerations are especially significant in the context of the Company's Brazilian operations given the importance of Tecumseh do Brasil's performance to the Company's total operating results.

Industry Segment and Geographic Location Information

The results of operations and other financial information by industry segment and geographic location (including the footnotes thereto) for each of the years ended December 31, 2001, 2000 and 1999 appear under the caption "Business Segment Data" in Note 6 to the Consolidated Financial Statements which appear in Part II, Item 8, of this report, "Financial Statements and Supplementary Data." This information along with the written discussion in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the caption "Results of Operations" in this report should be read in conjunction with the business segment information presented in the following sections entitled: Compressor Products, Engine and Power Train Products and Pump Products.

Compressor Products

The Compressor Products segment is the Company's largest business segment. A compressor is a device that compresses a refrigerant gas. When the gas is later permitted to expand, it absorbs and transfers heat, producing a cooling effect, which forms the basis for a wide variety of refrigeration and air conditioning products. All of the compressors produced by the Company are hermetically sealed. The Company's current compressor line consists primarily of reciprocating and rotary designs with a limited number of scroll models.

Product Line

The Company manufactures and sells a variety of traditional, reciprocating piston compressors suitable for use in all four compressor market segments. This line of compressors range in size from approximately 12 horsepower models used in unitary air conditioning applications to small fractional horsepower models used in refrigerators, dehumidifiers and vending machines.

Rotary compressors ranging from 5,000 to 18,000 BTU/hour are produced by the Company for room and mobile air conditioning applications. These compressors generally provide increased operating efficiency, lower equipment space requirements, and reduced sound levels when compared to reciprocating piston models.

Scroll compressors generally offer improved energy efficiency and reduced noise levels compared to traditional reciprocating designs and are generally preferred by OEMs for certain products, including unitary central air conditioning systems and certain commercial applications. The Company has a scroll compressor product line for the unitary air conditioning market that is sold in limited quantities.

Manufacturing Operations

Compressor Products manufactured in the Company's U.S. plants accounted for approximately 50% of 2001 compressor sales. The balance was produced at the Company's manufacturing facilities in Brazil, France and India. The compressor operations are substantially vertically integrated, and the Company manufactures a significant portion of its component needs internally, including electric motors, metal stampings and glass terminals. Raw materials are purchased from a variety of non-affiliated suppliers. The Company utilizes multiple sources of supply and the required raw materials and components are generally available in sufficient quantities.

Sales and Marketing

The Company markets its U.S., Brazilian and Indian built compressors under the "Tecumseh" brand and French built compressors under the "Tecumseh Europe-L'Unité Hermétique" brand. The Company sells its compressor products in North America primarily through its own sales staff. Major OEM customers are assigned to sales staff on an account basis. Other customers (smaller commercial OEMs) are served by sales personnel assigned to specified geographic regions, and sales to aftermarket customers are made through independent sales representatives. The Company's U.S. International division and the Brazilian, French and Indian subsidiaries each have their own sales staff. In certain foreign markets, the Company also uses local independent sales representatives and distributors.

Substantially all of the Company's sales of compressor products for room air conditioners and for household refrigerators and freezers are to original equipment manufacturers. Sales of compressor products for unitary central air conditioning systems and commercial applications include substantial sales to both OEM and distributor customers.

The Company has over 1,200 customers for compressor products, the most significant of which are commercial customers. In 2001, the two largest customers for compressor products accounted for 7.0% and 3.2%, respectively, of total segment sales, or 4.0% and 1.9%, respectively, of consolidated net sales. Loss of either of these customers could have a material adverse effect on the results of operations of the Compressor Products segment and, at least temporarily, on the Company's business as a whole. Generally, the Company does not enter into long-term contracts with its customers in this segment. However, the Company does pursue long-term agreements with selected major customers where a business relationship has existed for a substantial period of time.

In 2001, approximately 30% of the Compressor Products produced by the Company in its U.S. plants were exported to foreign countries. The Company exports to over 60 countries. Over three-quarters of these exported products were sold in the Far and Middle East.

Competition

All of the compressor market segments in which the Company operates are highly competitive. Participants compete on the basis of delivery, efficiency, noise level, price and reliability. The Company competes not only with other independent compressor producers but also with manufacturers of end products that have internal compressor manufacturing operations.

North American Operations

The domestic unitary air conditioning compressor market consists of OEMs and a significant compressor aftermarket. The Company competes primarily with two U.S. manufacturers, Copeland Corporation, a subsidiary of Emerson Electric, Inc., and Bristol Compressors, Inc., a subsidiary of York International Corporation. Copeland Corporation enjoys a larger share of the domestic unitary air conditioning compressor business than either Bristol Compressors, Inc. or the Company.

Over the last several years there has been an industry trend toward the use of scroll compressors in the high efficiency segment of the unitary air conditioning market. Copeland Corporation and other compressor manufacturers have had scroll compressors as part of their product offerings for some time. Along with its own manufacturing capabilities, Copeland Corporation is also a member of the Alliance Scroll manufacturing joint venture with two major U.S. central air conditioning manufacturers, American Standard's Trane air conditioning division and Lennox International, Inc. Carrier Corporation, a subsidiary of United Technologies and a major original equipment manufacturer, has a joint venture to produce scroll compressors with Bristol Compressors, Inc.

As discussed in the product line section, the Company offers only a limited line of scroll compressor models for sale through the Company's Cool Products aftermarket division. The Company continues to believe that the scroll compressor is important to maintaining a position in the unitary air conditioning and commercial refrigeration markets and it continues to pursue development of the scroll compressor in a manner that limits risk to the Company.

In the domestic room air conditioning compressor market, the Company competes primarily with foreign companies, which export compressors to the United States but also have U.S. manufacturing capabilities. The Company also competes to a lesser extent with U.S. manufacturers. Competitors include Matsushita Electric Industrial Corporation, Rotorex, Inc., Sanyo Electric Trading Company, L.G. Electronics, Inc., Mitsubishi, Daikin, and others. The Company has increasingly struggled with price competition from foreign companies during the last two years. Downward pressure on prices, particularly in the room air conditioning market, has continued due to world over-capacity and a market flooded by cheap Asian products both in North America and in Europe.

In the domestic markets for water coolers, dehumidifiers, vending machines, refrigerated display cases and other commercial refrigeration products, the Company competes primarily with compressor manufacturers from the Far East, Europe and South America, and to a lesser extent, the United States. Competitors include Matsushita Electric Industrial Corporation, Danfoss, Inc., Embraco, S.A., Copeland Corporation and others.

The household refrigerator and freezer market is vertically integrated with many white good producers manufacturing a substantial portion of their compressor needs. The Company's competitors include AB Electrolux, Matsushita Electric Industrial Corporation, Embraco, S.A., Danfoss, Inc., and others. The Company has an extensive product line in this market which includes both reciprocating piston and rotary type compressors with a reputation for reliable field performance.

In light of the domestic competition and world over-capacity situation, the Company has continued to take actions begun in late 1999 to consolidate North American compressor manufacturing capacity. The objective is to reduce the cost structure of the Company's domestically produced compressor models and improve the quality performance, thereby offering a more competitively priced product to our customers. In the third quarter of 2001, the Company offered an early retirement incentive to eligible Corporate, North American Compressor and Engine & Power Train Group employees. Two hundred fifty (250) employees, representing approximately 78% of those eligible, or approximately 20% of the total salaried workforce in the eligible groups, elected early retirement. The cost of providing the pension and healthcare benefits associated with this plan amounted to $29.3 million pretax ($18.9 million net of tax) for the Company as a whole and has been recorded as a nonrecurring charge in the third quarter of 2001. Ongoing cost savings to the Company from this action are estimated to be in a range of $10-12 million annually. Approximately one half of the retirees and the estimated savings are attributable to the North American Compressor Group.

During 2001, the Company substantially completed the closing of its Somerset, Kentucky compressor manufacturing facility and relocated the production to other existing North American manufacturing facilities as announced in early 2000. In connection with this decision an $18.8 million nonrecurring charge was recorded in the first quarter of 2000. Included in this charge was $9.5 million in employee severance and other employee related costs associated with the termination of approximately 895 employees, and $9.3 million represents plant closure costs and the write-down of obsolete and non-usable equipment.

In addition to the Somerset plant closing charge, the Company recorded an $8.7 million asset impairment charge in 2000 to reduce the carrying amount of assets dedicated to the production of certain large reciprocating compressors used in the unitary air conditioning market. Because of the significantly reduced demand for this product and the high costs associated with its manufacture, the Company has determined that future estimated cash flows from this product line would not be sufficient to cover the carrying amount of the assets dedicated to the production of this unit. Accordingly, the difference between the carrying value of the assets and the estimated fair value of the assets, based on an independent appraisal, was recorded as an asset impairment charge.

European Operations

Tecumseh Europe sells the major portion of its manufactured compressors in Western Europe, and competes in those markets primarily with several large European manufacturers, some of which are captive suppliers, and to a lesser but increasing extent, with manufacturers from the Far East and Brazil. Competitors include AB Electrolux, Embraco, S.A., Danfoss, Inc. and others. Tecumseh Europe produces compressors primarily for the commercial refrigeration market.

Brazilian Operations

Tecumseh do Brasil competes directly with Embraco, S.A. in Brazil and with Embraco and several other foreign manufacturers in Latin America. Historically, Tecumseh do Brasil has sold the major portion of its manufactured compressors in Latin America, North America, Europe and the Middle East. The devaluation of the Brazilian Real in early 1999 set the stage for Tecumseh do Brasil to better compete in foreign markets, resulting in approximately 64%, 61% and 70% of its production being exported in 2001, 2000 and 1999, respectively.

Indian Operations

Tecumseh Products India, Ltd. has two compressor manufacturing facilities in India which sell to regional markets. Major competitors include the Indian manufacturers Kirloskar Copeland Ltd., Carrier Aircon Ltd., Godrej, Videocon, BPL and others. Tecumseh Products India, Ltd. produces compressors for the air conditioning and refrigerator and freezer markets. In 2001, approximately 34% of its sales were made to a single customer, and the loss of this customer would have a significant impact on the results of operations of this facility, and to a lesser extent, on the consolidated results of the Company as a whole.

During 2000, Tecumseh Products India, Ltd. closed its old refrigeration compressor plant and relocated manufacturing operations to its newly constructed plant in Ballabgarh, India. A $6.0 million charge covering the estimated cost of this action was recorded during the first quarter of 2000. However, the move to the new facility did not come without incident. As a consequence of the move and related workforce reduction, hourly employees at the older facility began a lengthy work stoppage which severely impacted operating results for the first half of the year. Additionally, plant start-up costs and expenses associated with the development of a new compressor line negatively affected operating results. While operations in India continue to suffer greatly from a lack of production volume, operating losses improved by approximately $4.5 million in 2001 due to the non-recurrence of the 2000 events.

Research

Ongoing research and development is another method in which the Company strives to meet its competition. The ability to successfully bring new products to market in a timely manner has rapidly become a critical factor in competing in the compressor products business as a result of, among other things, the imposition of energy efficiency standards and environmental regulations including those related to refrigerant requirements. These factors are discussed below.

Regulatory Requirements

Chlorofluorocarbon compounds ("CFCs"), the primary refrigerants used in household refrigerators and freezers and in commercial refrigeration equipment, have been identified as one of the leading factors causing depletion of the earth's ozone layer. Under a 1992 international agreement, production of CFCs in developed countries was phased out January 1, 1996. The Company began producing compressors using alternative refrigerants (approved by the U.S. government) for the commercial refrigeration market in late 1992 and for the refrigerator and freezer market during 1994. The Company believes that its rapid development of products using non-CFC refrigerant technology has improved its competitive position in these markets.

Hydrochlorofluorocarbon compounds ("HCFCs") are used as a refrigerant in air conditioning systems. Under a 1992 international agreement, HCFCs will be banned from new equipment beginning in 2010. Some European countries began HCFC phase-outs as early as 1998, and a number of European countries have plans to eliminate the use of HCFCs during 2002. Within the last several years, the Company has approved and released a number of compressor models utilizing U.S. government approved hydrofluorocarbons, ("HFC") refrigerants, which are considered more environmentally safe than the preceding refrigeration compounds. HFCs are also currently under global scrutiny and subject to possible future restrictions.

In the last few years, there has been an even greater political and consumer movement, particularly from northern European countries, toward the use of hydrocarbons ("HCs") as alternative refrigerants, moving further away from the use of chlorine (which depletes the ozone layer of our atmosphere) and the use of fluorine (which contributes to the "green-house" effect). Both Tecumseh do Brasil and Tecumseh Europe have compressor products available for sale that utilize hydrocarbon refrigerants. Hydrocarbons are flammable compounds and have not been approved by the U.S. government for air conditioning or household refrigerator and freezer applications. It is not presently possible to estimate the level of expenditures which will be required to meet future industry requirements or the effect on the Company's competitive position.

The U.S. National Appliance Energy Conservation Act of 1987 (the "NAECA") requires higher energy efficiency ratings on room air conditioners manufactured after October 1, 2000 and on household refrigerator/freezers manufactured after July 1, 2001. Proposed energy efficiency requirements for unitary air conditioners were published in the U.S. in January 2001 to be effective in the year 2006.

The European manufacturing community issued new energy efficiency directives effective January 1, 2000 that lowered the acceptable level of energy consumption for refrigerators and freezers. These efficiency ratings apply to the overall performance of the specific appliance, of which the compressor is one component. The Company has ongoing projects aimed at improving the efficiency levels of its compressor products and plans to have products available to meet known energy efficiency requirements as determined by our customers. Some of the Company's compressor products already meet or exceed the new energy efficiency standards. It is not presently possible to estimate the level of expenditures that will be required to meet the new standards or the effect on the Company's competitive position.

Engine and Power Train Products

Small gasoline engines account for a majority of the net sales of the Company's Engine and Power Train Products segment. These are used in a broad variety of consumer products, including lawn mowers (both riding and walk-behind types), snow throwers, small lawn and garden tractors, small power devices used in outdoor chore products, generators, pumps and certain self-propelled vehicles. The Company manufactures gasoline engines, both two- and four-cycle types, with aluminum die cast bodies ranging in size from 2 through 22 horsepower and with cast iron bodies ranging in size from 12 through 18 horsepower. The Company's power train products include transmissions, transaxles and related parts used principally in lawn and garden tractors and riding lawn mowers.

Manufacturing Operations

The Company manufactures engines and related components in its five plants in the United States, one plant in Italy, and as of May 2001, one plant in the Czech Republic. All of the Company's power train products are manufactured in one facility in the United States. Operations of the Company in this segment are partially vertically integrated as the Company produces most of its plastic parts and carburetors, as well as a substantial portion of the aluminum die-castings used in its engines and power train products. During the fourth quarter of 2001 the Company recognized a nonrecurring charge of $6.1 million ($3.9 million net of tax) related primarily to the transfer of certain engine and component part production from domestic facilities to the Company's facilities in the Czech Republic. Also, as noted under "North American Operations" for the Compressor Group, the Company offered an early retirement incentive to eligible Corporate, North American Compressor and Engine & Power Train Group employees. Approximately half of the 250 employees electing early retirement were attributable to the Engine & Power Train Group.

Sales in this segment can be significantly affected by environmental factors affecting the respective selling seasons for the various types of equipment. For example, snow thrower sales, and therefore the demand for the Company's applicable engine, show a strong correlation with the amount of snow fall received. Similarly, the frequency of weather-related and other interruptions to power supplies or the perceived threat of interruptions, affect the demand for generators. Factors such as these are largely unpredictable, yet greatly influence the year-to-year demand for engine products.

Sales and Marketing

The Company markets its Engine and Power Train Products worldwide under the "Tecumseh" and "Peerless" brands. A substantial portion of the Company's engines are incorporated into lawn and garden and other consumer products sold under brand labels, including the "Craftsman" brand of Sears, as well as other name brands sold through "do it yourself" home centers, mass merchandisers and lawn and garden specialty retailers.

A majority of the Company's Engine and Power Train Products are sold directly to OEMs. The Company also sells engines and parts to its authorized dealers and distributors, who service its engines both in the United States and abroad. Marketing of Engine and Power Train Products is handled by the Company's own sales staff and by local sales representatives in certain foreign countries. North America and Europe are the principal markets for lawn and garden products.

In 2001, the three largest (direct ship) customers for Engine and Power Train Products accounted for 24.0%, 21.8% and 14.8%, respectively, of segment sales, or 8.3%, 7.5% and 5.1%, respectively, of consolidated net sales. Some of the engines provided to these customers are incorporated into end consumer products that are sold by Sears. Total sales to Sears and Sears affiliated suppliers in 2001 and 2000 amounted to 23.5% and 28.6%, respectively, of segment sales, or 8.1% and 10.6%, respectively, of consolidated net sales. The year over year reduction in the percentage of sales to Sears and Sears affiliated suppliers is due to a substantial decline in participation in their walk behind lawn mower segment, partially offset by increased volume in the snow thrower segment. Loss of any of this segment's three largest customers, and/or the loss of Sears as a retail distributor, would have a material adverse effect on the results of operations of this segment and, at least temporarily, on the Company and its business as a whole.

Competition

The Company believes it is the largest consolidated producer of engines and transmissions for the outdoor power equipment industry. However, it remains the second largest producer of small gasoline engines for lawn and garden applications in the world. The largest such producer, with a broader product range, is Briggs & Stratton Corporation. Other producers of small gasoline engines include Kohler Corporation, Toro Company and Honda Corporation, among others.

Competition in the Company's engine business is based principally on price, service, product performance and features and brand recognition. As mass merchandisers have captured a larger portion of the sales of lawn and garden products in the United States, price competition and the ability to offer customized styling and feature choices have become even more important. The Company believes that it competes effectively on these bases.

New Environmental Standards

During 2000, the U.S. Environmental Protection Agency ("EPA") finalized Phase II emission standards for handheld small off-road engines which include the two-cycle engines produced by the Company. The Company already produces competitively priced engines that comply with the current EPA and California Air Resources Board ("CARB") Standards.

Phase II emission standards also have been finalized for non-handheld four-cycle engines. Phase-in of the rules for non-handheld four-cycle engines will take place between the 2001 and 2006 model years. It is not possible at this time to determine the related costs of compliance with these standards, nor the impact on the competitive position of the Company.

The state of California began enforcing the CARB Tier II Emission Standards effective January 1, 2000. A broad range of the Company's engines have been certified to comply with these emission standards. Several states are in the process of, or debating the merits of, adopting the CARB Tier II Emission Standards. It is not possible at this time to determine the effect of this change in regulatory requirements on the competitive position or consolidated results of the Company.

Pump Products

The Company manufactures and sells submersible pumps, centrifugal pumps and related products through its two subsidiaries, Little Giant Pump Company ("Little Giant") and MP Pumps, Inc. ("MP Pumps"). Little Giant pumps are used in a broad range of commercial, industrial, and consumer products, including (1) heating, (2) ventilating and cooling, (3) parts washers, (4) machine tools, (5) evaporative coolers, (6) sump pumps, (7) statuary fountains, (8) water gardening and (9) waste management. Little Giant's products are sold worldwide to OEMs, distributors and mass retailers. Sales and marketing is executed through Little Giant's own sales management and through manufacturers' representatives under the "Little Giant" and "Interon" brand names.

The pump industry is highly fragmented, with many relatively small producers competing for sales. Little Giant has been particularly successful in competing in the pump industry by targeting specific market niches where opportunities exist and then designing and marketing corresponding products. In the last three years, the "Little Giant" brand name has become more associated with consumer products due to the success of the subsidiary's water-gardening product line. However, the focus of this pump manufacturer has long been in the commercial and industrial market channels of the pump industry, and Little Giant is pursuing these markets through the development of complete pump systems utilizing larger pump models.

MP Pumps manufactures and sells a variety of centrifugal pumps ranging in capacity from 15 to 1,500 gallons per minute, that are used in the agricultural, marine and transportation industries, and in a variety of commercial and industrial applications and end products. MP Pumps sells both to OEMs, which incorporate its pumps into their end products, and through an extensive network of market segmented distributors located throughout the United States. The distributors within the network both engineer and sell pump products to end users and small OEMs. A limited number of pumps are also sold to departments and agencies of the U.S. government. MP Pumps markets both custom and standard catalog product through its own sales staff. Pumps sold through distribution channels are branded under the "MP" and "Flomax" registered trade names. Some pumps are privately labeled for specific customer use.

Backlog and Seasonal Variations

Most of the Company's production is against short-term purchase orders, and backlog is not significant.

Both Compressor Products and Engine and Power Train Products are subject to some seasonal variation. Generally, the Company's sales and operating profit are stronger in the first two quarters of the year than in the last two quarters.

Patents, Licenses and Trademarks

The Company owns a substantial number of patents, licenses and trademarks and deems them to be important to certain lines of its business; however, the success of the Company's overall business is not considered primarily dependent on them. In the conduct of its business, the Company owns and uses a variety of registered trademarks, the most familiar of which is the trademark consisting of the word "Tecumseh" in combination with a Native American Indian head symbol.

Research and Development

The Company must continually develop new and improved products in order to compete effectively and to meet evolving regulatory standards in all of its major lines of business. The Company spent approximately $27.6, $28.1 and $30.2 million during 2001, 2000, and 1999, respectively, on research activities relating to the development of new products and the development of improvements to existing products. None of this research was customer sponsored.

Employees

On December 31, 2001, the Company employed approximately 16,000 persons, 63% of which were employed in foreign locations. Approximately 2,600 of the U.S. employees were represented by labor unions, with no more than approximately 1,300 persons represented by the same union contract. The majority of foreign location personnel are represented by national trade unions. The number of the Company's employees is subject to some seasonal variation, however, during 2001 the number of employees generally declined as cost reduction actions were implemented. The maximum number of persons employed was approximately 18,000 and the minimum was 16,000. Overall, the Company believes it generally has a good relationship with its employees.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following are the executive officers of the Company.

Name and Age	Office or Position Held	Period of Service as an Officer
Kenneth G. Herrick, 80	Chairman of the Board of Directors	Since 1966
Todd W. Herrick, 59	President and Chief Executive Officer	Since 1974
David W. Kay, 53	Vice President, Treasurer, and Chief Financial Officer(1)	Since 2001
Michael R. Forman, 55	Vice President and Corporate Director of Human Resources(2)	Since 2001

(1) *Last five years of business experience* — Corporate Controller, Tecumseh Products Company 1999 to 2001. Corporate Controller, RTI International Metals, Inc. (formerly RMI Titanium Company) 1986 to 1999. (Employed with Tecumseh Products Company since 1999.)

(2) *Last five years of business experience* — Assistant Director of Corporate Human Resources, Tecumseh Products Company 1990 to 2001. (Employed with Tecumseh Products Company since 1990.)

Item 2. *Properties*

The Company's headquarters are located in Tecumseh, Michigan, approximately 50 miles southwest of Detroit. At December 31, 2001 the Company had 32 principal properties worldwide occupying approximately 9.4 million square feet with the majority, approximately 8.0 million square feet, devoted to manufacturing. Twelve facilities with approximately 3.8 million square feet were located in six countries outside the United States. The following table shows the approximate amount of space devoted to each of the Company's three principal business segments.

Industry Segment	Approximate Floor Area in Square Feet
Compressor Products	6,216,000
Engine and Power Train Products	2,647,000
Pump Products and Other	442,000

Five domestic facilities, including land, building and certain machinery and equipment were financed and leased through industrial revenue bonds. All owned and leased properties are suitable, well maintained and equipped for the purposes for which they are used. The Company considers that its facilities are suitable and adequate for the operations involved.

Item 3. *Legal Proceedings*

The Company has been named by the U.S. Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At the direction of the EPA, the Company and its independent environmental consultants conducted a remedial investigation and feasibility study. As a result of this study, the Company believes the most appropriate course of action is active remediation to the upper river near the Company's facility, and that only monitored natural armoring should be required in the middle river and the lower river and harbor.

In May 2000, the EPA issued a Record of Decision ("ROD") selecting the remedy for the Site. The Company is one of several named PRP's in the proposed cleanup action. The EPA has estimated the cost of cleanup at $40.9 million. The Company believes that the EPA's remedy, as specified in the ROD, goes well beyond what is environmentally protective and cost-effective for the site and largely ignores the results of the multi-million dollar remedial investigation and feasibility study that the Company performed under EPA oversight. Additionally, the Wisconsin Department of Natural Resources ("WDNR"), as a Natural Resource Trustee, is investigating what additional requirements, if any, the state may have beyond those specified under the ROD.

The EPA has indicated its intent to address the site in two phases, with the plant site and upper river constituting the first phase and the middle and lower river and harbor being the second phase. The Company anticipates entering into a Consent Decree concerning the performance of remedial design and remedial action for the plant site, the upper river and the flood plain soils, deferring for an unspecified period any action regarding Phase II.

At December 31, 2001 and December 31, 2000, the Company had accrued $28.7 and $30.3 million, respectively, for estimated costs associated with the cleanup of this site. The actual cost will be governed by numerous factors including the requirements of the WDNR, and may be greater or lower than the amount accrued. These factors include the results of further investigations, the details of the remedial actions required by the EPA (in consultation with the WDNR), changes in remedial technologies, the extent of any natural resource damages, and the outcome of any related litigation. Other PRPs may contribute to the costs of any final remediation, and/or natural resource damage claims, regarding the middle and lower river and harbor portions of the Site.

The Company, in cooperation with the WDNR, conducted an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. It was determined that contamination from petroleum and degreasing products used at the plant are contributing to an off-site groundwater plume. The Company has undertaken remediation of soils in a source area on the east side of its Grafton facility. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.

The WDNR requested that the Company join it in a cooperative effort to investigate and clean up PCB contamination in the watershed of the south branch of the Manitowoc River, downstream of the Company's New Holstein, Wisconsin facility. Despite the fact that the WDNR's investigation does not establish the parties responsible for the PCB contamination, the WDNR has indicated that it believes the Company is a source and that it expects the Company to participate in the cleanup. The Company has participated in the first phase of a cooperative cleanup, consisting of joint funding of the removal of soils and sediments in the source area near its facility. The next phase of the cooperative effort is scheduled to occur in 2002 involving a stream segment downstream of the source area. The Company has provided for these costs. Although participation in a cooperative remedial effort after 2002 for the balance of the watershed is under consideration, it is not possible to reasonably estimate the cost of any such participation at this time.

In addition to the above mentioned sites, the Company is also currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. At December 31, 2001 and 2000, the Company had accrued $36.1 million and $40.1 million, respectively, for environmental remediation, including the amounts noted above relating to the Sheboygan River and Harbor Superfund Site. As these matters continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these sites. Such amounts, depending on their amount and timing, could be material to reported net income in the particular quarter or period which they are recorded. In addition, the ultimate resolution of these matters, either individually or in the aggregate, could be material to the consolidated financial statements.

Various lawsuits and claims, including those involving ordinary routine litigation incidental to its business, to which the Company is a party, are pending, or have been asserted, against the Company. Although the outcome of the various lawsuits and claims asserted or pending against the Company or its subsidiaries cannot be predicted with certainty, some may be disposed of unfavorably to the Company. Management has no reason to believe that the ultimate disposition of these pending legal issues will have a materially adverse effect on the future consolidated financial position or results of operations of the Company.

Item 4. *Submission of Matters to a Vote of Security Holders*

No matter was submitted during the fourth quarter of 2001 to a vote of security holders through the solicitation of proxies or otherwise.

PART II

Item 5. *Market for the Registrant's Common Equity and Related Stockholder Matters Information Concerning Equity Securities*

The Company's Class A and Class B common stock trades on the Nasdaq Stock Market under the symbols TECUA and TECUB, respectively. Total shareholders of record as of March 1, 2002 were approximately 556 for Class A common stock and 539 for Class B common stock. There were no equity securities sold by the Company during the period covered by this report.

Market Price and Dividend Information

Range of Common Stock Prices and Dividends for 2001

	Sales Price				
	Class A		Class B		Cash Dividends
Quarter Ended	High	Low	High	Low	Declared
March 31	$54.000	$38.750	$50.750	$36.250	$0.32
June 30	53.450	43.500	47.950	40.438	0.32
September 30	52.990	40.800	47.890	38.820	0.32
December 31	52.530	41.120	49.600	39.500	0.32

Range of Common Stock Prices and Dividends for 2000

	Sales Price				
	Class A		Class B		Cash Dividends
Quarter Ended	High	Low	High	Low	Declared
March 31	$51.875	$40.313	$46.500	$38.875	$0.32
June 30	49.125	38.000	46.125	40.188	0.32
September 30	42.250	34.625	41.500	34.750	0.32
December 31	47.438	35.375	44.625	34.500	0.32

Item 6. *Selected Financial Data*

The following is a summary of certain financial information of the Company.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(Dollars in millions except per share data)				
Net Sales	$1,398.9	$1,649.9	$1,814.3	$1,750.2	$1,728.3
Cost of sales and operating expenses	1,207.2	1,411.4	1,507.4	1,492.8	1,478.7
Selling and administrative expenses	112.1	118.3	117.6	115.8	104.4
Nonrecurring (gain) charges	35.4	33.5	(5.5)	45.0	—
Operating income	44.2	86.7	194.8	96.6	145.2
Interest expense	(4.1)	(6.7)	(7.9)	(6.9)	(6.3)
Interest income and other, net	20.3	27.9	28.1	27.8	21.9
Nonrecurring gain	—	—	8.6	—	—
Income before taxes on income	60.4	107.9	223.6	117.5	160.8
Taxes on income	17.6	41.8	81.6	43.3	60.3
Net income	$ 42.8	$ 66.1	$ 142.0	$ 74.2	$ 100.5
Basic and diluted earnings per share	$ 2.30	$ 3.44	$ 7.00	$ 3.47	$ 4.59
Cash dividends declared per share	$ 1.28	$ 1.28	$ 1.22	$ 1.20	$ 1.20
Weighted average number of shares outstanding (in thousands)	18,607	19,218	20,277	21,366	21,879
Cash and cash equivalents	$ 317.6	$ 268.2	$ 270.5	$ 277.7	$ 304.1
Working capital	605.7	602.4	618.6	605.9	554.8
Net property, plant and equipment	431.9	444.7	477.4	508.9	569.7
Total assets	1,519.8	1,553.1	1,553.3	1,556.2	1,537.4
Long-term debt	13.7	14.2	15.6	17.2	17.5
Stockholders' equity	977.7	995.4	1,014.2	995.7	1,000.2
Capital expenditures	65.4	64.0	73.0	64.4	90.6
Depreciation and amortization	72.0	71.2	72.4	74.6	71.1
Cost of common shares repurchased	18.1	39.6	57.7	49.0	1.9

Nonrecurring charges and credits:

2001 net income includes $29.3 million ($18.9 million net of tax) related to the cost of an early retirement incentive program and an asset impairment charge of $6.1 million ($3.9 million net of tax) for unusable equipment due to the transfer of certain engine and component part production from domestic facilities to the Company's facilities in the Czech Republic.

During 2000 the Company recorded a $33.5 million charge ($23.3 million, net of tax) related to the realignment of its North American and Indian compressor manufacturing operations.

The 1999 results included credits of $14.1 million ($9.0 million, net of tax) comprised of a $4.6 million gain on the curtailment of employee benefit plans at a closed plant, a $4.0 million gain on an insurance settlement, and an $8.6 million gain from currency hedging at the Company's Brazilian subsidiary. These gains were partially offset by charges for plant closing and environmental costs totaling $3.1 million.

During 1998, the Company recorded a $45 million charge ($28.8 million, net of tax) for asset impairment.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statements Relating To Forward Looking Statements

The following report should be read in connection with the information contained in the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

This discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act and are subject to the safe harbor provisions created by that Act. In addition, forward-looking statements may be made orally in the future by or on behalf of the Company. Forward-looking statements can be identified by the use of terms such as "expects", "should", "may", "believes", "anticipates", "will", and other future tense and forward-looking terminology, or by the fact that they appear under the caption "outlook."

Readers are cautioned that actual results may differ materially from those projected as a result of certain risks and uncertainties, including, but not limited to, i) changes in business conditions and the economy in general in both foreign and domestic markets and the effect of terrorist activity and armed conflict; ii) weather conditions affecting demand for air conditioners, lawn and garden products and snow throwers; iii) the extent to which the decline in demand for lawn and garden and utility engines will continue, and the success of the Company's ongoing effort to bring costs in line with projected production levels and product mix; iv) financial market changes, including fluctuations in interest rates and foreign currency exchange rates; v) economic trend factors such as housing starts; vi) emerging governmental regulations; vii) availability of materials; viii) actions of competitors; ix) the ultimate cost of resolving environmental matters; x) the extent of any business disruption resulting from the conversion to the Euro; xi) the Company's ability to profitably develop, manufacture and sell both new and existing products; xii) the extent of any business disruption that may result from the restructuring and realignment of the Company's manufacturing operations, the ultimate cost of those initiatives; and the amount of savings actually realized; xiii) the extent of savings actually realized from the Company's early retirement program; and xiv) potential political and economic adversities that could adversely affect anticipated sales and production in Brazil. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Overview

Tecumseh Products Company is a full line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps. The Company's products are sold in countries all around the world.

Products are grouped into three principal industry segments: Compressor Products, Engine and Power Train Products, and Pump Products.

Net sales in 2001 amounted to $1,398.9 million, a decrease of approximately 15% from 2000 net sales of $1,649.9 million. Net income for 2001 amounted to $42.8 million, or $2.30 per share compared to net income of $66.1 million, or $3.44 per share in 2000. The earnings results from 2001 include nonrecurring charges totaling $35.4 million ($22.8 million or $1.23 per share net of taxes), while 2000 results included nonrecurring charges of $33.5 million ($23.3 million or $1.21 per share). Exclusive of nonrecurring items, net income of $65.6 million ($3.53 per share) in 2001 was approximately 27% lower than net income of $89.4 million ($4.65 per share) in 2000. The lower 2001 results can be attributed to reduced sales and profits in all three of the Company's business segments reflecting the generally slower 2001 economy.

Results of Operations

Compressor Products

2001 vs. 2000

Annual Compressor Group sales declined approximately 13% to $804.6 million in 2001 compared to $919.8 million in 2000. While sales declines generally occurred throughout the Company's global operations reflective of the slower worldwide economy, the majority of the decline is attributable to the continuing sea-change that has occurred in the North American room air conditioning market. U.S. based manufacturers of room air conditioners continue to shift the manufacture of completed units to Asia where inexpensive locally produced compressors are readily available. As a result, the Company has lost market share in the room air conditioning market which continues to erode the volume of North American based production. Brazilian sales also declined by approximately 14% reflecting weakness in the local economy and the effects of currency translations.

Compressor Group operating income, exclusive of nonrecurring items, was $54.3 million in 2001 compared to $66.5 million in 2000. Operating margins were adversely impacted by a number of factors including lower overall selling prices, reduced fixed cost coverage as a result of lower production volumes and manufacturing inefficiencies. The Company's Brazilian operations continued to be a significant component of worldwide compressor operations. Operating margins in 2001 were consistent with 2000 margins, therefore, increasing the Brazilian operations overall portion of Compressor Group operating profit from 66% in 2000 to 77% in 2001. The Indian operations significantly reduced their operating losses from 2000 levels when margins were adversely impacted by a lengthy work stoppage and start-up costs associated with a new manufacturing plant.

2000 vs. 1999

Worldwide Compressor Products sales amounted to $919.8 million in 2000 compared to $967.0 million in 1999, a decrease of $47.2 million or 4.9%. Compressor Products sales in North America were adversely impacted in 2000 by both reduced demand and accelerating competition in the air conditioning markets. Intense price competition, primarily from Asian producers, continued to negatively impact the room air conditioning market. Additionally, some of the Company's customers purchased finished room air conditioning products from Asia, thereby shrinking the available market. Sales in India were down from 1999 levels primarily as a result of the effects of a lengthy work stoppage and the difficulties relating to the ramp up of a new production facility. Brazilian results continued to show improvement, although not enough to offset the decreases in North America and India. Brazilian sales increased approximately 20% from 1999 levels reflecting a strengthening local economy and increased export sales, primarily to Europe.

Compressor Group operating income, exclusive of nonrecurring items, declined from $91.5 million in 1999 to $66.5 million in 2000. North American results were severely impacted by the loss of volume and continuing erosion of selling prices in the air conditioning markets. Additionally, North American results were adversely affected by reduced fixed cost absorption as a result of lower production volumes and inefficiencies resulting from the transfer of production from the Somerset plant to other production facilities. As a result of the lengthy work stoppage and operating inefficiencies at the new compressor plant, Indian operating income decreased by approximately $5.0 million from 1999 levels. Results from the Brazilian operations continued to contribute the majority of the Compressor Group's operating income. Approximately 66% of the Group's total operating income in 2000 was contributed by the Brazilian operations. Although Brazilian operating income increased by approximately $2.0 million from 1999 levels, margins were under pressure in spite of sales growth. This impact was an expected phenomenon that commenced in the second half of 2000 as the favorable effect of the 1999 Brazilian currency devaluation subsided and upward pressure was placed on manufacturing costs.

Engine and Power Train Products

2001 vs. 2000

The Engine & Power Train Group's sales and operating income declined for the second straight year with 2001 results significantly below those for 2000. Sales declined from $612.8 million in 2000 to $480.9 million in 2001 reflecting a significant reduction in both engine and transmission sales in the lawn and garden segment, as well as various utility applications, such as portable power generators. While sales of engines used for snow throwers was one of the best seasons in the group's history, they were not enough to offset the demand in other applications. While the sales declines were reflective of the overall economic condition, some portion of the decline is attributable to the Company's declining participation in the walk behind mower segment.

As a result of the approximate 22% decline in sales, operating income of $20.0 million in 2001 was dramatically lower than the $46.8 million posted in 2000. These amounts are exclusive of a nonrecurring charge recorded in the fourth quarter of 2001 of $6.1 million ($3.9 million net of tax) related primarily to the transfer of certain engine and component part production from domestic facilities to the Company's newly acquired facilities in the Czech Republic.

2000 vs. 1999

Both sales and operating income were significantly reduced in 2000 from 1999's record levels. Sales amounted to $612.8 million in 2000 compared to $734.3 million in 1999. The primary reason behind this reduction was the significant reduction in the sale of medium frame engines used in applications such as portable power generators and snow throwers. The portable power generator business, which was abnormally high in 1999, nearly disappeared in 2000 as the Year 2000 date change fears subsided. As a result, the 2000 sales mix was heavily weighted toward lower priced, low margin lawn and garden applications.

Because of the significant decrease in medium frame utility engines and poor product mix, operating income of the Engine and Power Train Group decreased to $46.8 million in 2000 from 1999's record of $93.1 million. The loss of utility engine business and heavy dependence on lawn and garden applications resulted in an excess production capacity situation as well as production imbalances and inefficiencies which negatively impacted profit margins.

Pump Products

Pump Products sales in 2001 amounted to $113.4 million compared to $117.3 million in 2000, a slight decrease of 3%. Operating income in 2001 was $11.6 million compared to $14.7 million in 2000. Decreased retail sales activity in the water gardening market, resulting from a soft economy combined with slight decreases in sales for industrial and commercial applications, were primary reasons for the decline in sales and profits in 2001. In 2000, this segment experienced a 4% increase in sales over 1999 sales of $113.0 million. Increased penetration in water gardening markets and increased industrial sales were largely responsible for this growth. Correspondingly, Pump Products operating income increased 4% from $14.1 million in 1999 to $14.7 million in 2000.

During the third quarter of 2000, the Pump segment entered the residential wastewater collection, transfer and disposal market by acquiring the assets of Interon Corporation. This market, while currently in its infancy, is expected to grow rapidly as it provides an economical alternative to conventional gravity wastewater disposal systems. The acquisition of Interon assets did not have a material impact on reported results of operations, financial position or cash flows for 2000 or 2001.

Nonrecurring Items

The 2001 results were adversely impacted by $35.4 million ($22.8 million net of tax, or $1.23 per share) in nonrecurring items. During the third quarter of 2001, the Company offered an early retirement incentive plan to eligible Corporate, North American Compressor Group and Engine & Power Train Group employees. Two hundred fifty (250) employees, representing approximately 78% of those eligible, or approximately 20% of the total salaried workforce in the eligible groups, elected early retirement. The cost of providing the pension and healthcare benefits associated with this plan amounted to $29.3 million ($18.9 million net of tax, or $1.02 per share) and has been recorded as a nonrecurring charge in the third quarter. Ongoing cost savings from this action are estimated to be in a range of $10 to $12 million annually.

During the fourth quarter of 2001, the charge of $6.1 million ($3.9 million net of tax, or $.21 per share) in the Engine & Power Train business related primarily to the transfer of certain engine and component part production from domestic facilities to the Company's facilities in the Czech Republic.

In early 2000, the Company recorded $33.5 million in nonrecurring charges ($23.3 million or $1.21 per share, net of tax) related to the restructuring and realignment of its domestic and international compressor manufacturing operations. These amounts included approximately $15.5 million ($12.0 million, net of tax) in severance pay and future benefit costs relating to the announced realignment and manpower reductions in the Company's North American and Indian manufacturing operations, $3.2 million ($2.0 million, net of tax) in plant closing and exit costs, and $14.8 million ($9.3 million, net of tax) in asset impairment charges for idled, unusable and/or underutilized equipment.

In 1999, the Company recorded nonrecurring credits amounting to $14.1 million ($9.0 million or $0.44 per share net of tax). An $8.6 million ($5.6 million or $.27 per share net of tax) nonrecurring gain resulting from currency hedging at the Brazilian subsidiary was recorded in the first quarter. A fourth quarter net credit of $5.5 million ($3.4 million or $.17 per share after tax) was comprised of a $4.6 million gain on the curtailment of employee benefit plans at the Company's now closed Acklin Stamping Plant, a gain of $4.0 million resulting from the settlement of insurance claims and a charge for plant closing and environmental costs amounting to $3.1 million.

Interest Income and Income Tax

Interest income and other, net amounted to $20.3 million, $27.9 million, and $28.1 million in 2001, 2000 and 1999, respectively. Excluding the effects of a $5.2 million refund of prior years' U.S. federal income taxes and a $1.3 million charge from the resolution of an income tax issue in Italy, the Company's effective income tax rate in 2001 was 35.6%, compared to 38.7% in 2000 and 36.5% in 1999. The higher effective tax rate in 2000 was due primarily to the inability to recognize a tax benefit on Indian operating losses.

Liquidity and Capital Resources

Historically, the Company's primary source of cash has been net cash provided by operations. For the year ended 2001, operating activities generated cash flows of $173.0 million, compared to $134.0 million in 2000. This increase results primarily from lower working capital requirements offset by lower operating results.

Capital expenditures for 2001 amounted to $65.4 million compared to $64.0 million in 2000. Approximately $41.5 million was spent on capacity enhancements, new product capabilities and routine upgrades in the Brazilian and French compressor facilities. Approximately $15.5 million was spent primarily on facility improvement, consolidation and upgrades in the North American Compressor Operations. The balance, approximately $8.4 million, was spent on facilities upgrading and capacity expansion in the Company's engine manufacturing plants. In addition, the Company expended $13.4 million in May 2001 for the acquisition of an engine and component manufacturing facility in the Czech Republic.

Net cash used by financing activities amounted to $37.0 million in 2001 compared to $66.3 million in 2000. During 2001, the Company repurchased 8,500 shares of Class A stock at a cost of $0.4 million and 392,400 shares of Class B stock at a cost of $17.7 million, and paid dividends totaling $23.8 million. Proceeds from borrowings net of debt repayments amounted to $4.9 million. In 2000, the Company repurchased 912,500 shares of its Class A common stock for $39.6 million and paid dividends on its common stock amounting to $24.5 million. Net repayments of long-term debt amounted to $2.2 million.

The Company continued to preserve its strong liquid financial position by maintaining a cash and cash equivalent balance of $317.6 million at December 31, 2001, compared to $268.2 million at the end of 2000. Working capital was $605.7 million at December 31, 2001 compared to $602.4 million at December 31, 2000. The ratio of current assets to current liabilities was 3.4 in 2001 and 3.2 in 2000.

Restructuring Actions

As discussed above, the Company has undertaken several restructuring actions during 2000 and 2001. During the third quarter of 2001, the Company offered an early retirement incentive plan to eligible Corporate, North American Compressor Group and Engine & Power Train Group employees. Two hundred fifty (250) employees, representing approximately 78% of those eligible, or approximately 20% of the total salaried workforce in the eligible groups, elected early retirement. The cost of providing the pension and healthcare benefits associated with this plan amounted to $29.3 million ($18.9 million net of tax) and has been recorded as a nonrecurring charge in the third quarter. Ongoing cost savings from this action are estimated to be in a range of $10 to $12 million annually.

The fourth quarter 2001 charge of $6.1 million ($3.9 million net of tax, or $.21 per share) in the Engine & Power Train business related primarily to the transfer of certain engine and component part production from domestic facilities to the Company's facilities in the Czech Republic.

In the first quarter of 2000, the Company recorded $33.5 million in nonrecurring charges ($23.3 million net of tax) related to the restructuring and realignment of its compressor manufacturing operations, both domestically and internationally. The charges consisted primarily of plant closing costs including employee termination liabilities, plant decommissioning expenses, the write-off, removal, and storage of obsolete equipment, a workforce reduction charge at the Indian compressor operations, and an asset impairment charge. Included in the $33.5 million charge were cash items of approximately $15.8 million that will be paid from Company funds, and $2.9 million which will be paid from pension plan assets. The balance of $14.8 million was comprised of non-cash items, principally the write down or impairment of long-lived assets. Through December 31, 2001, approximately $2.4 million of these restructuring charges remain to be paid or incurred.

Projected Cash Requirements

During 2001, the Company announced its intention to repurchase up to 1.5 million shares of its Class A and Class B common stock in any combination. Purchases can be made from time to time in the open market through June 30, 2002. This was the fourth stock repurchase program initiated by the Company since November 1997. Through February 28, 2002, 392,400 Class B shares and 8,500 Class A shares were repurchased under the current authorization. Future purchases will be considered based on a number of factors, including current stock market conditions, general overall business conditions and currently available cash flows from operations. Depending on these criteria, the Company may or may not repurchase all of the authorized shares.

Capital expenditures for 2002 are projected to remain near or slightly below 2001 levels. Approximately two thirds (2/3) of the budgeted capital spending is planned for foreign operations to expand product offerings. Additional spending may be required for acquisitions or investments in joint ventures or partnering arrangements should such opportunities be pursued.

Working capital requirements, planned capital investment, capacity consolidation, restructuring costs and stock repurchase costs, if any, for 2002 are expected to be financed primarily through internally available funds, supplemented, if necessary, by borrowings and other sources of external financing.

Long-Term Liquidity

The Company anticipates that it will be able to continue to fund its long-term liquidity requirements, including capital expenditures and working capital needs, from internally generated funds, supplemented by borrowings and other financing arrangements as required. The Company maintains a $100 million revolving credit facility, which is available for general corporate purposes. Other available financing sources include long-term financing arrangements in connection with state sponsored investment incentive programs, short-term borrowing and various other forms of financial instruments to finance foreign working capital requirements and hedge exposure to foreign currency exchange risks.

The Company regularly considers various strategic business opportunities including acquisitions. Tecumseh evaluates such potential acquisitions on the basis of their ability to enhance the Company's existing products, operations, or capabilities, as well as provide access to new products, markets and customers. Although no assurances can be given that any acquisition will be consummated, the Company may finance such acquisitions through a number of sources including internally available cash resources, new debt financing, the issuance of equity securities or any combination of the above.

International Operations

As of December 31, 2001 approximately 41% of the Company's consolidated net sales and 30% of the Company's total assets were outside of North America, primarily in Brazil, France, Italy, India and the Czech Republic. Additionally, during 2001 the Company's North American Compressor Group imported approximately $45.3 million of compressors and components from the Company's Brazilian subsidiary for sale in North America and for re-export. Management believes that international operations have been, and will continue to be, a significant benefit to overall Company performance. However, the Company's international operations are subject to a number of risks inherent with operating abroad, including, but not limited to, world economic conditions, political instability and currency rate fluctuations. There can be no assurance that these risks will not have a material adverse impact on the Company's foreign or consolidated net sales, or on its results of operations or financial condition. For further information, see Item 7A, "Quantitative and Qualitative Disclosure About Market Risk" and "Euro Conversion" below.

Euro Conversion

On January 1, 1999, certain member nations of the European Economic and Monetary Union (EMU) entered into a three-year transition phase during which a common currency called the "Euro" is being introduced in the participating countries. Effective January 1, 2001, the Company's French and Italian operations successfully converted their accounting and transactional systems to the new Euro currency. The actual costs incurred through December 31, 2001 to convert to Euro compliant systems were approximately $3.0 million.

Impact of Foreign Currencies

Changes in the value of foreign currencies in relation to the U.S. dollar can affect both reported results and the competitiveness of goods produced for export in countries like Brazil. While the Company does hedge some of its short-term forecasted transactions denominated in foreign currencies, the effects of these contracts were not significant in 2001 or 2000. Alternatively, the Company does not generally hedge its net investment in its foreign subsidiaries. During 2001, the U.S. dollar strengthened against most currencies where the Company has operations. As a result the Company's investments in its foreign net assets declined in U.S. dollar value by $19.3 million. Under applicable accounting standards, translation adjustments relating to the Company's investments in foreign affiliates are reflected in other comprehensive income (part of stockholders' equity) in the period in which they arise.

Environmental

The U.S. Environmental Protection Agency ("EPA") has finalized Phase II emission standards for handheld small off-road engines which include the two-cycle engines produced by the Company. The Company already produces competitively priced engines that comply with current EPA and California Air Resources Board ("CARB") Standards. The Phase II standards have been finalized for non-handheld four-cycle engines. Phase-in of the rules for non-handheld four-cycle engines will take place between the 2001 and 2006 model years. It is not possible at this time to determine the related costs of compliance, nor the impact on the competitive position of the Company.

The State of California began enforcing the CARB Tier II Emission Standards effective January 1, 2000. A broad range of the Company's engines has been certified to comply with these emissions standards.

The European Community has adopted new noise standards for engine powered equipment. These standards take effect in two stages: Stage I, January 3, 2002 and Stage II, January 3, 2006. They regulate the sound level of the complete product delivered to the end user. The Company currently supplies engines to and works with equipment manufacturers to assure that their products comply with these standards.

In addition to the engine emission standards, the Company is subject to evolving and sometimes conflicting environmental regulations and regulatory requirements governing the types of refrigerants used in refrigeration and air conditioning products. Hydrochlorofluorocarbon compounds ("HCFCs") are used as a refrigerant in air conditioning systems. Under a 1992 international agreement, HCFCs will be banned from new equipment beginning in 2010. Some European countries began HCFC phase-outs as early as 1998, and a number of European countries have plans to eliminate the use of HCFCs during 2002. Within the last several years, the Company has approved and released a number of compressor models utilizing U.S. government approved hydrofluorocarbon ("HFC") refrigerants, which are considered more environmentally safe than the preceding refrigeration compounds. However, HFCs are also currently under global scrutiny and subject to possible future restrictions. Additionally, there has been a movement, particularly from northern European countries, toward the use of hydrocarbons ("HCs") as alternative refrigerants, moving further away from the use of chlorine (which depletes the ozone layer of our atmosphere) and the use of fluorine (which contributes to the "green-house" effect). Both Tecumseh do Brasil and Tecumseh Europe have compressor products available for sale that utilize hydrocarbon refrigerants. Hydrocarbons are flammable compounds and have not been approved by the U.S. government for air conditioning or household refrigerator and freezer applications.

It is not presently possible to estimate the level of expenditures which will be required to meet any future industry or governmental regulatory requirements, or the effect on the Company's competitive position.

The Company is subject to various federal, state and local laws relating to the protection of the environment, and is actively involved in various stages of investigation or remediation for sites where contamination has been alleged. (See Item 3 "Legal Proceedings" and Note 8 to the Consolidated Financial Statements.) Liabilities, relating to probable remediation activities, are recorded when the costs of such activities can be reasonably estimated based on the facts and circumstances currently known. Difficulties exist estimating the future timing and ultimate costs to be incurred due to uncertainties regarding the status of laws, regulations, levels of required remediation, changes in remediation technology and information available.

At December 31, 2001 and 2000 the Company had accrued $36.1 million and $40.1 million, respectively for environmental remediation, including $28.7 and $30.3 million, respectively relating to the Sheboygan River and Harbor Superfund Site. As these matters continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these sites. Such amounts, depending on their amount and timing, could be material to reported net income in the particular quarter or period which they are recorded. In addition, the ultimate resolution of these matters, either individually or in the aggregate, could be material to the consolidated financial statements. For further information on environmental matters, see Item 3, "Legal Proceedings."

New Accounting Standards

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is no longer amortized, but is subject to impairment testing on at least an annual basis. As of December 31, 2001 the net book value of the Company's goodwill was $45.1 million and goodwill amortization for the year of 2001 was $1.5 million. The Company will adopt SFAS No. 142 on January 1, 2002, as required, and goodwill amortization will be discontinued at that time. The Company has not yet determined the impact this statement will have on its results of operations or financial position.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement, which supersedes SFAS No. 121, addresses accounting and financial reporting for the impairment or disposal of long-lived assets. The Company will adopt SFAS No. 144 on January 1, 2002, as required. The Company does not expect that adoption of this statement will have a material effect on its results of operations or financial position.

Outlook

Information in this "Outlook" section should be read in conjunction with the cautionary language and discussion of risks included above.

Worldwide market conditions in the Company's Compressor and Engine & Power Train Businesses remain weak, but are projected to improve slightly in 2002 when compared to 2001. However, it is highly likely that earnings in the first half of the year will remain below those of 2001 with most improvement coming later in the year. Based upon current market conditions in the walk behind rotary mower segment, including overall customer demand and the Company's order backlog, the Engine and Power Train Group will continue, in the near term, to suffer from a significant over-capacity situation which will continue to depress operating earnings of the Group.

In an effort to improve profitability and recapture market share in both the Compressor and Engine & Power Train segments, the Company intends to continue pursuing a strategy of cost reduction through a number of actions, such as consolidation of production facilities, lean manufacturing and continuous improvement measures, designed to improve productivity, product quality and customer acceptance. Additionally, efforts are underway to redesign and expand product offerings to fill in gaps in product lines and/or capabilities. The Company is also exploring and developing new product opportunities involving components, subassemblies and semi-finished or finished goods in a number of markets, both foreign and domestic. These initiatives may be undertaken individually or in connection with others in strategic partnering or similar other arrangements. In connection with these and other initiatives, it is possible that additional restructuring and realignment actions may be taken. Therefore, it is likely that future results will be impacted by one or more nonrecurring charges as these plans are finalized. While the exact amount and timing of these potential charges cannot be accurately predicted, they may affect several periods or years and could be material to the reported results in the particular quarter or year in which they are recorded.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The Company is exposed to market risk during the normal course of business from credit risk associated with accounts receivable and from changes in interest rates, commodity prices and foreign currency exchange rates. The exposure to these risks is managed through a combination of normal operating and financing activities which include the use of derivative financial instruments in the form of foreign currency forward exchange contracts and commodity forward purchasing contracts.

Credit Risk — Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash investments and accounts receivable. The Company places its cash investments in bank deposits and investment grade, short-term debt instruments (predominately commercial paper) with reputable credit-worthy counterparties and, by policy, limits the amount of credit exposure to any one counterparty.

The Company uses contemporary credit review procedures to approve customer credit. Customer accounts are actively monitored and collection efforts are pursued within normal industry practice. Management believes that concentrations of credit risk with respect to receivables are somewhat limited due to the large number of customers in the Company's customer base and their dispersion across different industries and geographic areas. However, in the Engine and Power Train Group, the manufacture of small gasoline engine powered lawn and garden equipment is dominated, to a large extent, by three manufacturers. The Company sells to all three of these manufacturers and as a result, a significant portion of the Group's open accounts receivable at any time is comprised of amounts due from these three manufacturers.

A portion of export accounts receivable of the Company's Brazilian subsidiary is sold at a discount. Discounted receivable balances in the Brazilian subsidiary at December 31, 2001 and 2000 were $15.5 and $27.6 million, respectively and the discount rate was 4.8% in 2001 and 6.6% in 2000. The Company maintains an allowance for losses based upon the expected collectability of all accounts receivable, including receivables sold.

Interest Rate Risk — The Company is subject to minimal interest rate risk in relation to variable rate, long-term Industrial Development Revenue Bonds and to short-term variable rate borrowings used by our foreign subsidiaries to manage their working capital needs. The Company's debt profile is insignificant compared to the liquid cash assets held by the Company, and if interest rates were to decrease substantially, the Company would simply pay off the debt. The Company is also subject to interest rate risk relating to interest earned on its short-term funds invested.

Commodity Price Risk — The Company uses commodity forward purchasing contracts to help control the cost of traded commodities, primarily copper and aluminum, used as raw material in the production of compressor motors and components and engines. Company policy allows local management to contract commodity forwards for a limited percentage of projected raw material requirements up to one year in advance. Commodity contracts at most of the Company's divisions and subsidiaries are essentially purchase contracts designed to fix the price of the commodities during the operating cycle. The Company's practice has been to accept delivery of the commodities and consume them in manufacturing activities. At December 31, 2001 and 2000, the Company held a total notional value of $25.8 and $25.0 million, respectively in commodity forward purchasing contracts. The majority of these contracts were not recorded on the balance sheet as they did not require an initial cash outlay and do not represent a liability until delivery of the commodities are accepted. However, commodity contracts at the Company's French compressor subsidiary are essentially derivative financial instruments designed to hedge the fluctuation in commodity pricing and as such are subject to the provisions of SFAS No. 133.

Foreign Currency Exchange Risk — The Company is subject to foreign currency exchange exposure for operations whose assets and liabilities are denominated in currencies other than U.S. dollars. On a normal basis, the Company does not attempt to hedge the foreign currency translation fluctuations in the net investments in its foreign subsidiaries. The Company does from time to time enter into short-term forward exchange contracts to sell or purchase foreign currencies at specified rates based on estimated foreign currency cash flows. Company policy allows local management to hedge known receivables or payables and forecasted cash flows up to a year in advance. It is the policy of the Company not to purchase financial and/or derivative instruments for speculative purposes. At December 31, 2001 and 2000, the Company held foreign currency forward contracts with a total notional value of $15.0 and $37.2 million, respectively.

Item 8. ***Financial Statements and Supplementary Data***

Index to Financial Statements

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

MANAGEMENT'S REPORT

To the Shareholders of
Tecumseh Products Company

Management is responsible for the integrity and objectivity of the financial statements and other information presented in this annual report. The statements were prepared in accordance with generally accepted accounting principles and, where necessary, include certain amounts based on management's best estimate and judgment to reflect the expected effects of events and transactions that have not been completed. All financial information in the annual report is consistent with the financial statements.

Management has established and maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and transactions are executed in accordance with management's authorization. These controls are documented by written policies and procedures that are communicated to employees with significant roles in the financial reporting process. This system is continually reviewed, evaluated, and modified to reflect current conditions.

The Audit Committee of the Board of Directors, composed of outside Directors, assists the Board of Directors in overseeing and monitoring management's and the independent public accountants' participation in the financial reporting process. The Audit Committee meets regularly with management, the internal auditors, and the independent public accountants. Both the independent public accountants and the internal auditors have unrestricted access to the Audit Committee with and without management's representative present, to discuss the results of their examinations and their opinions on the adequacy of internal accounting controls and quality of financial reporting.

The independent public accountants are engaged to express an opinion on the Company's financial statements. Their opinion is based on procedures which they believe to be sufficient to provide reasonable assurance that the financial statements contain no material errors.

TODD W. HERRICK
President and Chief Executive Officer

DAVID W. KAY
Vice President, Treasurer and
Chief Financial Officer

INDEPENDENT ACCOUNTANT'S REPORT

To the Shareholders and Board of Directors of Tecumseh Products Company

We have audited the accompanying consolidated balance sheets of Tecumseh Products Company and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tecumseh Products Company and Subsidiaries at December 31, 2001 and 2000 and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Ciulla, Smith & Dale, LLP

CIULLA, SMITH & DALE, LLP
Certified Public Accountants

January 25, 2002
Southfield, Michigan

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in millions except per share data)		
Net Sales	$1,398.9	$1,649.9	$1,814.3
Cost of sales and operating expenses	1,207.2	1,411.4	1,507.4
Selling and administrative expenses	112.1	118.3	117.6
Nonrecurring (gain) charges	35.4	33.5	(5.5)
Operating Income	44.2	86.7	194.8
Interest expense	(4.1)	(6.7)	(7.9)
Interest income and other, net	20.3	27.9	28.1
Nonrecurring gain	—	—	8.6
Income Before Taxes on Income	60.4	107.9	223.6
Taxes on Income	17.6	41.8	81.6
Net Income	$ 42.8	$ 66.1	$ 142.0
Basic and Diluted Earnings Per Share	$ 2.30	$ 3.44	$ 7.00

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(Dollars in millions)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 317.6	$ 268.2
Accounts receivable, trade, less allowance for doubtful accounts of $7.7 million in 2001 and $6.3 million in 2000	207.1	265.6
Inventories	261.9	274.9
Deferred and recoverable income taxes	58.0	56.4
Other current assets	14.6	17.6
Total current assets	859.5	882.7
Property, Plant, and Equipment, at cost:		
Land and land improvements	18.7	18.9
Buildings	170.1	168.2
Machinery and equipment	760.0	807.4
Assets in process	44.2	41.6
	993.0	1,036.1
Less, accumulated depreciation	561.1	591.4
Property, plant and equipment, net	431.9	444.7
Goodwill, less accumulated amortization of $25.1 million in 2001 and $23.6 million in 2000	45.1	46.8
Deferred income taxes	29.7	41.1
Prepaid pension expense	137.3	123.8
Other assets	16.3	14.0
Total assets	$1,519.8	$1,553.1
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable, trade	$ 101.3	$ 123.5
Income taxes payable	4.2	5.5
Short-term borrowings	11.6	6.3
Accrued liabilities:		
Employee compensation	29.0	34.7
Product warranty and self-insured risks	56.7	49.8
Other	51.0	60.5
Total current liabilities	253.8	280.3
Long-term debt	13.7	14.2
Deferred income taxes	3.0	—
Other postretirement benefit liabilities	203.0	189.9
Product warranty and self-insured risks	23.9	24.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2001	December 31, 2000
	(Dollars in millions)	
Accrual for environmental matters	29.4	33.3
Pension liabilities	15.3	15.5
Total liabilities	542.1	557.7
Stockholders' Equity		
Class A common stock, $1 par value; authorized 75,000,000 shares; issued 13,401,938 and 13,410,438 shares in 2001 and 2000, respectively	13.4	13.4
Class B common stock, $1 par value; authorized 25,000,000 shares; issued 5,077,746 and 5,470,146 shares in 2001 and 2000, respectively	5.1	5.5
Retained earnings	1,051.5	1,050.2
Accumulated other comprehensive income (loss)	(92.3)	(73.7)
Total stockholders' equity	977.7	995.4
Total liabilities and stockholders' equity	$1,519.8	$1,553.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,		
	2001	2000	1999
	(Dollars in millions)		
Cash Flows from Operating Activities:			
Net Income	$ 42.8	$ 66.1	$142.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	72.0	71.2	72.4
Nonrecurring items	35.4	33.5	—
Accounts receivable	52.7	(5.8)	(29.9)
Inventories	8.7	(14.9)	(5.3)
Payables and accrued expenses	(23.6)	20.2	10.0
Prepaid pension expense	(31.4)	(25.3)	(22.1)
Other	16.4	(11.0)	(3.8)
Cash Provided By Operating Activities	173.0	134.0	163.3
Cash Flows from Investing Activities:			
Business acquisition, net of cash acquired	(13.4)	—	—
Capital expenditures	(65.4)	(64.0)	(73.0)
Cash Used In Investing Activities	(78.8)	(64.0)	(73.0)
Cash Flows from Financing Activities:			
Dividends paid	(23.8)	(24.5)	(24.7)
Proceeds from borrowings	5.3	1.2	0.5
Repayments of borrowings	(0.4)	(3.4)	(3.3)
Repurchases of common stock	(18.1)	(39.6)	(57.7)
Cash Used in Financing Activities	(37.0)	(66.3)	(85.2)
Effect of Exchange Rate and Changes on Cash	(7.8)	(6.0)	(12.3)
Decrease In Cash and Cash Equivalents	49.4	(2.3)	(7.2)
Cash and Cash Equivalents:			
Beginning of Period	268.2	270.5	277.7
End of Period	$317.6	$268.2	$270.5

The accompanying notes are an integral part of these Consolidated Financial Statements.

TECUMSEH PRODUCTS COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A $1 Par Value	Class B $1 Par Value	*Capital In Excess of Par Value*	Retained Earnings	Accumulated *Other* Comprehensive Income/(Loss)	*Total* Stockholders' Equity
			(Dollars in millions)			
Balance, December 31, 1998	$15.4	$5.5	$0.0	$ 986.6	$(11.8)	$ 995.7
Comprehensive Income:						
Net income				142.0		142.0
Minimum pension liability (net of tax benefit of $1.0)					(1.5)	(1.5)
Translation adjustments (net of tax benefit of $25.8)					(39.6)	(39.6)
Total Comprehensive Income						100.9
Cash dividends				(24.7)		(24.7)
Stock repurchase	(1.1)	—	—	(56.6)	—	(57.7)
Balance, December 31, 1999	14.3	5.5	0.0	1,047.3	(52.9)	1,014.2
Comprehensive Income:						
Net income				66.1		66.1
Minimum pension liability (net of tax of $0.1)					0.5	0.5
Gain (loss) on derivatives (net of tax benefit of $0.2)					(0.3)	(0.3)
Translation adjustments (net of tax benefit of $7.5)					(21.0)	(21.0)
Total Comprehensive Income						45.3
Cash dividends				(24.5)		(24.5)
Stock repurchase	(0.9)	—	—	(38.7)	—	(39.6)
Balance, December 31, 2000	13.4	5.5	0.0	1,050.2	(73.7)	995.4
Comprehensive Income:						
Net income				42.8		42.8
Minimum pension liability (net of tax of $0.5)					0.4	0.4
Gain (loss) on derivatives (net of tax of $0.2)					0.3	0.3
Translation adjustments (net of tax benefit of $11.0)					(19.3)	(19.3)
Total Comprehensive Income						24.2
Cash dividends				(23.8)		(23.8)
Stock repurchase	—	(0.4)	—	(17.7)	—	(18.1)
Balance, December 31, 2001	$13.4	$5.1	$0.0	$1,051.5	$(92.3)	$ 977.7

The accompanying notes are an integral part of these Consolidated Financial Statements.

(Dollars in millions)

NOTE 1. Accounting Policies

Business Description — Tecumseh Products Company (the "Company") is a full line, independent global manufacturer of hermetic compressors for air conditioning and refrigeration products, gasoline engines and power train components for lawn and garden applications, and pumps. The Company's products are sold in countries all around the world.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company's investments in unconsolidated affiliates are generally accounted for on the equity basis. All significant intercompany transactions and balances have been eliminated.

Foreign Currency Translation — All of the Company's foreign subsidiaries use the local currency of the country of operation as the functional currency. Assets and liabilities are translated into U.S. dollars at year-end exchange rates while revenues and expenses are translated at average monthly exchange rates. The resulting translation adjustments are recorded in other comprehensive income or loss, a component of stockholders' equity. Realized foreign currency transaction gains and losses are included in current income.

Cash Equivalents — Cash equivalents consist of commercial paper and other short-term investments that are readily convertible into cash.

Inventories — Inventories are valued at the lower of cost or market, generally on the first-in, first-out basis.

Property, Plant and Equipment — Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred. For financial statement purposes, depreciation is determined using the straight-line method at rates based upon the estimated useful lives of the assets. Depreciation expense was $70.5, $69.3, and $70.5 million in 2001, 2000 and 1999, respectively.

Goodwill — Assets and liabilities related to business combinations accounted for as purchases are recorded at fair value. Goodwill, the excess of cost over the net tangible assets acquired, is amortized on a straight-line basis over its estimated useful life, principally over a forty year period.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill is no longer amortized, but is subject to impairment testing on at least an annual basis. As of December 31, 2001, the net book value of the Company's goodwill was $45.1 million and goodwill amortization for the year was $1.5 million. The Company will adopt SFAS No. 142 on January 1, 2002, as required, and goodwill amortization will be discontinued at that time. The Company has not yet determined the impact this statement will have on its results of operations or financial position.

Revenue Recognition — Revenues from the sale of the Company's products are recognized upon passage of title to the customer which, in most cases, coincides with shipment of the products.

Derivative Financial Instruments — Derivative financial instruments are occasionally utilized by the Company to manage risk exposure to movements in foreign exchange rates. The Company, from time to time, enters into forward exchange contracts to obtain foreign currencies at specified rates based on expected future cash flows for each currency. The premium or discount on the contracts is amortized over the life of the contract. Changes in the value of derivative financial instruments are measured at the balance sheet date and recognized in current earnings or other comprehensive income depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of transaction. The Company does not hold derivative financial instruments for trading purposes. See Note 10 for discussion of adoption of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Product Warranty — Provision is made for the estimated cost of maintaining product warranties at the time the product is sold.

Self-Insured Risks — Provision is made for the estimated costs of known and anticipated claims under the deductible portions of the Company's health, liability and workers' compensation insurance programs. In addition, provision is made for the estimated cost of postemployment benefits.

Environmental Expenditures — Expenditures for environmental safekeeping are expensed or capitalized as appropriate. Costs associated with remediation activities are expensed. Liabilities relating to probable remedial activities are recorded when the costs of such activities can be reasonably estimated and are not discounted or reduced for possible recoveries from insurance carriers.

Earnings Per Share — Basic and diluted earnings per share are equivalent. Earnings per share are computed based on the weighted average number of common shares outstanding for the periods reported. The weighted average number of common shares used in the computations was 18,607,249 in 2001, 19,218,065 in 2000, and 20,276,925 in 1999.

Research, Development and Testing Expenses — Company sponsored research, development, and testing expenses related to present and future products are expensed as incurred and were $27.6, $28.1, and $30.2 million in 2001, 2000 and 1999, respectively.

Estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Significant estimates include accruals for product warranty, self-insured risks, pension and postretirement benefit obligations and environmental matters. Actual results could differ materially from those estimates.

Reclassifications — Certain amounts included in the prior years' financial statements have been reclassified to conform to the 2001 presentation.

New Accounting Standards — As discussed above, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets." The Company will adopt this statement on January 1, 2002, as required. In accordance with the statement, goodwill amortization will be discontinued and goodwill will be tested at least annually for impairment.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement, which supercedes SFAS No. 121, addresses accounting and financial reporting for the impairment or disposal of long-lived assets. The Company will adopt SFAS No. 144 on January 1, 2002, as required. The Company does not expect that adoption of this statement will have a material effect on it results of operations or financial position.

NOTE 2. Comprehensive Income

Accumulated other comprehensive income or loss is shown in the Consolidated Statements of Stockholders' Equity and includes the following:

	2001	2000
Foreign currency translation adjustments (net of tax of $49.6 million in 2001 and $38.6 million in 2000)	$(91.7)	$(72.4)
Minimum pension liability adjustments (net of tax of $0.4 million in 2001 and $0.6 million in 2000)	(0.6)	(1.0)
Deferred loss on hedging (net of tax of $0.2 million in 2000)	0.0	(0.3)
	$(92.3)	$(73.7)

NOTE 3. Pension and Other Postretirement Benefit Plans

The Company has defined benefit retirement plans that cover substantially all domestic employees. Plans covering salaried employees generally provide pension benefits that are based on average earnings and years of credited service. Plans covering hourly employees generally provide pension benefits of stated amounts for each year of service. The Company sponsors a retiree health care benefit plan, including retiree life insurance, for eligible salaried employees and their eligible dependents. At certain divisions, the Company also sponsors retiree health care benefit plans for hourly retirees and their eligible dependents. The retiree health care plans, which are unfunded, provide for coordination of benefits with Medicare and any other insurance plan covering a participating retiree or dependent, and have lifetime maximum benefit restrictions. Some of the retiree health care plans are contributory, with some retiree contributions adjusted annually. The Company has reserved the right to interpret, change or eliminate these health care benefit plans.

The Company uses September 30 as the measurement date (the date upon which plan assets and obligations are measured) to facilitate the preparation and reporting of pension and postretirement plan data. Information regarding the funded status and net periodic benefit costs are reconciled to or stated as of the fiscal year end of December 31.

The following tables provide a reconciliation of the changes in the plans' benefit obligations, fair value of assets and funded status for 2001 and 2000:

	Pension		Other	
	2001	2000	2001	2000
Reconciliation of benefit obligation				
Benefit obligation at beginning of period	$ 270.3	$ 268.8	$ 142.5	$ 129.2
Service cost	6.3	6.6	4.6	4.6
Interest cost	18.3	18.8	9.7	9.1
Actuarial (gain) loss	11.3	(5.7)	6.7	5.4
Curtailment loss	18.0	—	11.3	—
Benefit payments	(21.8)	(18.2)	(6.4)	(5.8)
Benefit obligation at measurement date	$ 302.4	$ 270.3	$ 168.4	$ 142.5
Reconciliation of fair value of plan assets				
Fair value at beginning of period	$ 605.0	$ 567.1		
Actual return on plan assets	(15.8)	55.9		
Employer contributions	—	0.2		
Benefit payments	(21.8)	(18.2)		
Fair value at measurement date	$ 567.4	$ 605.0		
Funded status				
Funded status at measurement date	$ 264.9	$ 334.7	$(168.4)	$(142.5)
Unrecognized transition (asset) obligation	(3.9)	(6.4)	—	—
Unrecognized prior service cost	10.3	11.9	(7.7)	(9.1)
Unrecognized (gain)	(134.0)	(216.4)	(33.0)	(44.3)
Prepaid (accrued) benefits	$ 137.3	$ 123.8	$(209.1)	$(195.9)

The following tables provide the components of net periodic benefit (income) cost for 2001, 2000 and 1999:

	2001	2000	1999
Pension benefits			
Service cost	$ 6.3	$ 6.6	$ 7.7
Interest cost	18.3	18.8	17.8
Expected return on plan assets	(43.1)	(40.6)	(39.2)
Amortization of net (gain)	(12.9)	(9.9)	(9.0)
Curtailment loss	18.0	—	1.0
Net periodic benefit (income)	$(13.4)	$(25.1)	$(21.7)
Other benefits			
Service cost	$ 4.6	$ 4.6	$ 5.0
Interest cost	9.7	9.1	8.9
Curtailment loss (gain)	11.3	—	(5.5)
Amortization of net (gain)	(6.0)	(4.8)	(3.5)
Net periodic benefit cost	$ 19.6	$ 8.9	$ 4.9

Assumptions used in measuring the benefit obligations were:

	Pension		Other	
	2001	2000	2001	2000
Discount rate	7.25%	7.25%	7.25%	7.25%
Long-term rate of:				
Compensation increases	5.00%	5.00%	N/A	N/A
Return on plan assets	7.50%	7.50%	N/A	N/A

For measurement purposes a 9.00% annual rate of increase in the cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease each year to a rate of 5.25% for 2008 and remain at that rate thereafter.

In 2001, the Company offered an early retirement incentive plan to eligible employees which resulted in the recognition of a curtailment loss of $29.3 million. The accumulated other postretirement benefit obligation was increased by $11.3 million and additional pension expense of $18.0 million was recorded.

In 1999, the Company closed its Acklin Stamping plant which resulted in the recognition of a net curtailment gain of approximately $4.5 million. The accumulated other postretirement benefit obligation was reduced by $5.5 million (income effect) and additional pension expense of $1.0 million was recorded.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

	+1%	−1%
Accumulated postretirement benefit obligation	$20.3	$(15.8)
Net postretirement benefit cost	2.1	(1.7)

The Company's foreign subsidiaries provide for defined benefits that are generally based on earnings at retirement date and years of credited service. The combined expense for these unfunded plans was $3.0, $2.9 and $2.7 million in 2001, 2000, and 1999, respectively. The net liability recorded in the consolidated balance sheet was $14.6 and $15.5 million for 2001 and 2000, respectively. Tecumseh France, S.A. has a minimum pension liability of $1.0 million ($0.6 million net of tax effects) which is recognized in accumulated other comprehensive income.

The Company has defined contribution retirement plans that cover substantially all domestic employees. The combined expense for these plans was $2.9, $3.9 and $3.6 million in 2001, 2000 and 1999, respectively.

NOTE 4. Income Taxes

Consolidated income before taxes consists of the following:

	2001	2000	1999
United States	$15.9	$ 56.9	$159.2
Foreign	44.5	51.0	64.4
	$60.4	$107.9	$223.6

Provision for income taxes consists of the following:

	2001	2000	1999
Current:			
U.S. federal	$(22.2)	$16.4	$40.5
State and local	(0.7)	2.2	5.4
Foreign income and withholding taxes	15.6	20.7	23.4
	(7.3)	39.3	69.3
Deferred:			
U.S. federal	25.7	3.1	14.5
Foreign	(0.8)	(0.6)	(2.2)
	24.9	2.5	12.3
Provision for income taxes	$ 17.6	$41.8	$81.6
Income taxes (refunded) paid	$ (2.4)	$42.4	$78.6

A reconciliation between the actual income tax expense provided and the income tax expense computed by applying the statutory federal income tax rate of 35% to income before tax is as follows:

	2001	2000	1999
Income taxes at U.S. statutory rate	$21.1	$37.8	$78.3
Excess of foreign taxes over the U.S. statutory rate	2.0	7.8	2.7
State and local income taxes	(0.4)	1.4	3.5
Tax benefits from Foreign Sales Corporation	(1.7)	(1.8)	(1.9)
Other	(3.4)	(3.4)	(1.0)
	$17.6	$41.8	$81.6

Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

	2001	2000
Deferred tax assets:		
Other postretirement liabilities	$ 77.3	$ 72.9
Product warranty and self-insured risks	23.3	24.0
Net operating loss carryforwards	5.7	4.6
Provision for environmental matters	13.4	14.8
Other accruals and miscellaneous	85.0	41.3
	204.7	157.6
Valuation allowance	(3.2)	(0.9)
Total deferred tax assets	201.5	156.7
Deferred tax liabilities:		
Tax over book depreciation	33.3	19.4
Pension	57.5	45.9
Other	39.8	3.4
Total deferred tax liabilities	130.6	68.7
Net deferred tax assets	$ 70.9	$ 88.0

The Company's share of accumulated unremitted earnings of foreign subsidiaries at December 31, 2001 and 2000 was $245.7 and $225.3 million, respectively.

At December 31, 2001, the Company had net operating loss carryforwards attributable to foreign operations for income tax purposes of $15.9 million which expire from 2002 to 2008 if not offset against future taxable income.

NOTE 5. Inventories

The components of inventories at December 31, were:

	2001	2000
Raw materials and work in process	$137.1	$148.6
Finished goods	108.3	110.1
Supplies	16.5	16.2
	$261.9	$274.9

NOTE 6. Business Segment Data

In accordance with Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has identified three reportable operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision maker(s) in deciding how to allocate resources and in assessing performance.

The Company's three reportable operating segments are defined as follows:

Compressor Products — Manufacturing and marketing of a full line of hermetic compressors for residential and commercial air conditioning and refrigeration products.

Engine & Power Train Products — Manufacturing and marketing of gasoline engines and power train components for lawn and garden and utility applications.

Pump Products — Manufacturing and marketing centrifugal, sump and small submersible pumps for industrial, commercial, marine and agricultural applications.

The accounting policies of the reportable segments are the same as those described in Note 1 of Notes to the Consolidated Financial Statements. The prior year segment operating income has been restated to conform to the current year presentation. The effect on segment income was not material.

External customer sales by geographic area are based upon the destination of products sold. The Company has no single customer that accounts for 10% or more of consolidated net sales. Long-lived assets by geographic area are based upon the physical location of the assets.

Industry Segment Information

	2001	2000	1999
External customer sales:			
Compressor Products	$ 804.6	$ 919.8	$ 967.0
Engine & Power Train Products	480.9	612.8	734.3
Pump Products	113.4	117.3	113.0
Total external customer sales	$1,398.9	$1,649.9	$1,814.3
Operating income:			
Compressor Products	$ 54.3	$ 66.5	$ 91.5
Engine & Power Train Products	20.0	46.8	93.1
Pump Products	11.6	14.7	14.1
Corporate and consolidating items	(6.3)	(7.8)	(9.4)
Nonrecurring items	(35.4)	(33.5)	5.5
Total operating income	$ 44.2	$ 86.7	$ 194.8
Reconciliation to income before taxes:			
Operating income	$ 44.2	$ 86.7	$ 194.8
Other non-operating income	—	—	8.6
Interest income, net	16.2	21.2	20.2
Income before taxes	$ 60.4	$ 107.9	$ 223.6

	2001	2000	1999
Assets:			
Compressor Products	$ 575.2	$ 612.1	$ 646.3
Engine & Power Train Products	255.0	312.2	322.0
Pump Products	58.0	61.6	60.0
Corporate and consolidating items	631.6	567.2	525.0
Total assets	$1,519.8	$1,553.1	$1,553.3
Capital expenditures:			
Compressor Products	$ 53.1	$ 43.4	$ 50.3
Engine & Power Train Products	10.0	18.3	20.5
Pump Products	1.6	1.9	2.0
Corporate	0.7	0.4	0.2
Total capital expenditures	$ 65.4	$ 64.0	$ 73.0
Depreciation and amortization:			
Compressor Products	$ 49.4	$ 50.1	$ 52.7
Engine & Power Train Products	19.9	18.8	17.6
Pump Products	1.7	1.7	1.5
Corporate	1.0	0.6	0.6
Total depreciation and amortization	$ 72.0	$ 71.2	$ 72.4

Geographic Segment Information

	Customer Sales by Destination		
	2001	2000	1999
North America			
United States	$ 748.5	$ 897.6	$1,032.8
Other North America	70.1	71.2	85.2
Total North America	818.6	968.8	1,118.0
South America	134.8	161.7	129.5
Europe	247.0	270.6	306.9
Middle East and Asia	198.5	248.8	259.9
	$1,398.9	$1,649.9	$1,814.3

	Net Long-Lived Assets		
	2001	2000	1999
United States	$ 265.5	$ 292.3	$ 317.6
Brazil	76.7	70.4	71.7
Rest of world	89.7	82.0	88.1
	$ 431.9	$ 444.7	$ 447.4

NOTE 7. Debt

	2001	2000
Short-term borrowings consist of the following:		
Borrowings by foreign subsidiaries under revolving credit agreements, advances on export receivables and overdraft arrangements with banks used in the normal course of business; weighted average interest rate of 6.7% in 2001 and 7.1% in 2000	$10.9	$ 5.6
Current maturities of long-term debt	0.7	0.7
Total short-term borrowings	$11.6	$ 6.3
Long-term debt consists of the following:		
Unsecured borrowings, primarily with banks, by foreign subsidiaries with interest at 6.0% and maturing in 2002 through 2012.	$ 1.2	$ 1.0
Variable rate Industrial Development Revenue Bonds payable in quarterly installments from 2002 to 2021	13.2	13.9
	14.4	14.9
Less current maturities of long-term debt	0.7	0.7
Total long-term debt	$13.7	$14.2

Scheduled maturities of long-term debt for each of the five years subsequent to December 31, 2001 are as follows:

2002	$ 0.7
2003	1.1
2004	1.1
2005	0.7
2006 and thereafter	10.8
	$14.4

Interest paid was $3.3 million in 2001, $3.4 million in 2000, and $3.9 million in 1999. The Company maintains a $100 million revolving credit facility for general corporate purposes. The facility has a three-year term which may be extended annually with the consent of the participating banks. Under the facility, the Company may select among various interest rate arrangements. As of December 31, 2001, the Company had not made any borrowings under this facility.

NOTE 8. Environmental Matters

The Company has been named by the U.S. Environmental Protection Agency ("EPA") as a potentially responsible party ("PRP") in connection with the Sheboygan River and Harbor Superfund Site in Wisconsin. At the direction of the EPA, the Company and its independent environmental consultants conducted a remedial investigation and feasibility study. As a result of this study, the Company believes the most appropriate course of action is active remediation to the upper river near the Company's facility, and that only monitored natural armoring should be required in the middle river and the lower river and harbor.

In May 2000, the EPA issued a Record of Decision ("ROD") selecting the remedy for the Site. The Company is one of several named PRP's in the proposed cleanup action. The EPA has estimated the cost of cleanup at $40.9 million. The Company believes that the EPA's remedy, as specified in the ROD, goes well beyond what is environmentally protective and cost-effective for the site and largely ignores the results of the multi-million dollar remedial investigation and feasibility study that the Company performed under EPA oversight. Additionally, the Wisconsin Department of Natural Resources ("WDNR"), as a Natural Resource Trustee, is investigating what additional requirements, if any, the state may have beyond those specified under the ROD.

The EPA has indicated its intent to address the site in two phases, with the plant site and upper river constituting the first phase and the middle and lower river and harbor being the second phase. The Company anticipates entering into a Consent Decree concerning the performance of remedial design and remedial action for the plant site, the upper river and the flood plain soils, deferring for an unspecified period any action regarding Phase II.

At December 31, 2001 and December 31, 2000, the Company had accrued $28.7 and $30.3 million, respectively, for estimated costs associated with the cleanup of this site. The actual cost will be governed by numerous factors including the requirements of the WDNR, and may be greater or lower than the amount accrued. These factors include the results of further investigations, the details of the remedial actions required by the EPA (in consultation with the WDNR), changes in remedial technologies, the extent of any natural resource damages, and the outcome of any related litigation. Other PRPs may contribute to the costs of any final remediation, and/or natural resource damage claims, regarding the middle and lower river and harbor portions of the Site.

The Company, in cooperation with the WDNR, conducted an investigation of soil and groundwater contamination at the Company's Grafton, Wisconsin plant. It was determined that contamination from petroleum and degreasing products used at the plant are contributing to an off-site groundwater plume. The Company has undertaken remediation of soils in a source area on the east side of its Grafton facility. While the Company has provided for estimated investigation and on-site remediation costs, the extent and timing of future off-site remediation requirements, if any, are not presently determinable.

The WDNR requested that the Company join it in a cooperative effort to investigate and clean up PCB contamination in the watershed of the south branch of the Manitowoc River, downstream of the Company's New Holstein, Wisconsin facility. Despite the fact that the WDNR's investigation does not establish the parties responsible for the PCB contamination, the WDNR has indicated that it believes the Company is a source and that it expects the Company to participate in the cleanup. The Company has participated in the first phase of a cooperative cleanup, consisting of joint funding of the removal of soils and sediments in the source area near its facility. The next phase of the cooperative effort is scheduled to occur in 2002 involving a stream segment downstream of the source area. The Company has provided for these costs. Although participation in a cooperative remedial effort after 2002 for the balance of the watershed is under consideration, it is not possible to reasonably estimate the cost of any such participation at this time.

In addition to the above mentioned sites, the Company is also currently participating with the EPA and various state agencies at certain other sites to determine the nature and extent of any remedial action which may be necessary with regard to such other sites. At December 31, 2001 and 2000, the Company had accrued $36.1 million and $40.1 million, respectively, for environmental remediation, including the amounts noted above relating to the Sheboygan River and Harbor Superfund Site. As these matters continue toward final resolution, amounts in excess of those already provided may be necessary to discharge the Company from its obligations for these sites. Such amounts, depending on their amount and timing, could be material to reported net income in the particular quarter or period which they are recorded. In addition, the ultimate resolution of these matters, either individually or in the aggregate, could be material to the consolidated financial statements.

NOTE 9. Commitments and Contingencies

Various lawsuits and claims, including those involving ordinary routine litigation incidental to its business, to which the Company is a party, are pending, or have been asserted, against the Company. Although the outcome of these matters cannot be predicted with certainty, and some of them may be disposed of unfavorably to the Company, management has no reason to believe that their disposition will have a materially adverse effect on the consolidated financial position or results of operations of the Company.

NOTE 10. Financial Instruments

The following table presents the carrying amounts and the estimated fair values of financial instruments at December 31, 2001 and 2000:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash & cash equivalents	317.6	317.6	$268.2	$268.2
Short-term borrowings	11.6	11.6	5.6	5.6
Long-term debt	13.6	13.6	14.9	14.9
Foreign currency contracts	0.3	0.4	(1.4)	(1.9)
Commodity contracts	—	(0.5)	—	(0.1)

The carrying amount of cash equivalents approximates fair value due to their liquidity and short-term maturities. The carrying value of the Company's debt approximates fair value due to the variable interest rate on the majority of the debt. The fair values of foreign currency and commodity contracts reflect the differences between the contract prices and the forward prices available on the balance sheet date.

The Company does not utilize financial instruments for trading or other speculative purposes. The Company generally does not hedge the net investment in its subsidiaries. All derivative financial instruments held at December 31, 2001 will mature within six months. All such instruments held at December 31, 2000 matured in 2001.

Effective July 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133). The adoption of SFAS No. 133 resulted in an insignificant impact on reported earnings and an unrealized loss of $1.6 million, net of tax, classified in accumulated other comprehensive income. By December 31, 2000, the Company had reclassified $1.3 million of this loss to earnings leaving a balance of $.3 million in other comprehensive income for its outstanding foreign currency cash flow hedge contracts. During 2001, the remaining $0.3 million was reclassified to earnings.

The Company's derivative financial instruments consist of foreign currency forward exchange contracts. These contracts are recognized on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on forward market exchange rates. The Company's foreign subsidiaries use forward exchange contracts to hedge foreign currency receivables, payables, and other known and forecasted transactional exposures for periods consistent with the expected cash flow of the underlying transactions. The contracts generally mature within one year and are designed to limit exposure to exchange rate fluctuations. On the date a forward exchange contract is entered into, it is designated as a foreign currency cash flow hedge. Subsequent changes in the fair value of the contract that is highly effective and qualifies as a foreign currency cash flow hedge are recorded in other comprehensive income. The Company's French subsidiary had contracts for the sale of $13.0 million and $33.0 million at December 31, 2001 and 2000, respectively. The Company's other foreign subsidiaries had contracts for the purchase of $2.0 million and $4.2 million at December 31, 2001 and 2000, respectively.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as foreign currency hedges to specific forecasted transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

The Company discontinues hedge accounting prospectively when the derivative is (1) determined to be no longer effective in offsetting the fair value of the cash flows of a hedged item; (2) sold, terminated, or exercised; (3) dedesignated as a hedge instrument, because it is unlikely that a forecasted transaction will occur. When hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current period earnings. Any related gains or losses that were accumulated in other comprehensive income will be recognized immediately in cost of sales.

The Company uses commodity forward purchasing contracts to help control the cost of commodities (copper and aluminum) used in the production of compressor motors and components and engines. Company policy allows local managers to contract commodity forwards for a limited percentage of raw material requirements up to one year in advance. These contracts are not recorded in the balance sheet as they do not require an initial cash outlay and do not represent a liability until delivery of the commodity. Commodity forwards outstanding at December 31, 2001 and 2000 were $25.8 and $25.0 million, respectively.

A portion of export accounts receivable at the Company's Brazilian subsidiary are sold at a discount. Discounted Brazilian receivable balances at December 31, 2001 and 2000 were $15.5 and $27.6 million, respectively, and the discount rate was 4.8% in 2001 and 6.6% in 2000.

NOTE 11. Stockholders' Equity

The shares of Class A common stock and Class B common stock are substantially identical except as to voting rights. Class A common stock has no voting rights except the right to i) vote on any amendments that could adversely affect the Class A Protection Provision in the articles of incorporation and ii) vote in other limited circumstances, primarily involving mergers and acquisitions, as required by law.

A Shareholders' Rights Plan is in effect for each class of stock. These plans protect shareholders against unsolicited attempts to acquire control of the Company that do not offer an adequate price to all shareholders. The rights are not currently exercisable, but would become exercisable at an exercise price of $180 per share, subject to adjustment, if certain events occurred relating to a person or group acquiring or attempting to acquire 10% or more of the outstanding shares of Class B common stock. The rights have no voting or dividend privileges and are attached to, and do not trade separately from, the Class A and Class B common stock. The rights expire on August 25, 2009. As of December 31, 2001, 13,401,938 shares of Class A common stock and 5,077,746 shares of Class B common stock were reserved for future exercise under the plans.

On January 25, 2001 the Company announced an extension of its share repurchase program, begun in 1997, for the Class A and Class B common stock. Under the program, the Company is authorized to repurchase up to an additional one and one half million Class A and/or Class B shares on the open market through June 30, 2002, depending upon market conditions and other factors. The repurchase program is expected to be financed primarily through internally available funds. In fiscal years 1997 through 2001, the Company repurchased and retired 3,008,500 shares of Class A common stock, and 392,400 shares of Class B common stock, at a cost of approximately $166.5 million. The existing authority permits the purchase of an additional 1,099,100 shares of Class A or Class B in any combination.

NOTE 12. Nonrecurring Items

2001

The 2001 results were adversely impacted by $35.4 million ($22.8 million net of tax, or $1.23 per share) in nonrecurring items. During the third quarter of 2001, the Company offered an early retirement incentive plan to eligible Corporate, North American Compressor Group and Engine & Power Train Group employees. Two hundred fifty (250) employees, representing approximately 78% of those eligible, or approximately 20% of the total salaried workforce in the eligible groups, elected early retirement. The cost of providing the pension and healthcare benefits associated with this plan amounted to $29.3 million ($18.9 million net of tax) and has been recorded as a nonrecurring charge in the third quarter. Ongoing cost savings from this action are estimated to be in a range of $10 to $12 million annually.

During the fourth quarter of 2001, the charge of $6.1 million ($3.9 million net of tax, or $.21 per share) in the Engine & Power Train business related primarily to the transfer of certain engine and component part production from domestic facilities to the Company's facilities in the Czech Republic.

2000

In 2000, the Company recorded $33.5 million in nonrecurring charges ($23.3 million net of tax) related to the restructuring and realignment of its domestic and international compressor manufacturing operations. Included in this charge was $15.5 million in severance pay and other employee related costs, $3.2 million in plant closing and exit costs, and $14.8 million in asset impairment charges for idled, unusable and/or underutilized equipment. As of December 31, 2001 approximately $2.4 million of these restructuring items remained to be paid or incurred.

The $15.5 million charge for severance pay and other employee related costs involves the termination of approximately 895 employees due to the closing of the compressor manufacturing plant in Somerset, Kentucky and 600 employees in India caused by the transfer of production to a new facility. At December 31, 2001, this program was substantially complete.

The plant closing and exit costs relate to the facility in Somerset, Kentucky which was permanently closed. Production has been transferred to other facilities.

The asset impairment charge represents write-downs to net realizable value of equipment dedicated to the production of a discontinued compressor model and equipment no longer needed in the restructured manufacturing operations.

1999

In the first quarter of 1999, the Company recorded a nonrecurring gain of $8.6 million ($5.6 million or $.27 per share after tax) from currency hedging at the Company's Brazilian subsidiary. During the fourth quarter of 1999, the Company recorded a net $5.5 million ($3.4 million or $.17 per share) nonrecurring gain which consisted of a $4.6 million gain from the curtailment of employee benefit plans at a closed plant, a $4.0 million gain on an insurance settlement and offsetting charges for plant closing and environmental costs totaling $3.1 million.

NOTE 13. Business Acquisition

In May 2001, the Company acquired an engine manufacturing facility in the Czech Republic for $14.9 million. This transaction was accounted for as an asset purchase. The Results of operations for this facility since the acquisition are included in the Company's statement of consolidated income.

NOTE 14. Quarterly Financial Data

	Quarter				
	First	Second	Third	Fourth	Total
2001					
Net Sales	$404.7	$382.0	$313.1	$299.1	$1,398.9
Gross profit	49.3	57.6	20.4	29.0	156.3
Net income	$ 14.0	$ 17.5	$ 5.2	$ 6.1	$ 42.8
Basic and diluted earnings per share	$ 0.74	$ 0.94	$ 0.28	$ 0.33	$ 2.30
2000					
Net Sales	$476.2	$466.4	$348.8	$358.5	$1,649.9
Gross profit	42.6	73.4	43.2	45.8	205.0
Net income	$ 9.0	$ 28.5	$ 13.8	$ 14.8	$ 66.1
Basic and diluted earnings per share	$ 0.46	$ 1.47	$ 0.73	$ 0.79	$ 3.44

Item 9. *Changes In and Disagreements With Accountants on Accounting and Financial Disclosure*

None.

PART III

Item 10. *Directors and Executive Officers of the Company*

The information pertaining to directors under the caption "Election of Directors" in the Company's definitive Proxy Statement relating to its 2002 Annual Meeting of Shareholders is incorporated herein by reference. Information regarding executive officers required by Item 401 of Regulation S-K is furnished in Part I of this report. No information is required to be reported pursuant to Item 405 of Regulation S-K.

Item 11. *Executive Compensation*

The information under the captions "Appendix B — Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Election of Directors — Director Compensation" in the Company's definitive Proxy Statement relating to its 2002 Annual Meeting of Shareholders is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information under the caption "Appendix A — Share Ownership" in the Company's definitive Proxy Statement relating to its 2002 Annual Meeting of Shareholders is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

The information under the caption "Compensation Committee Interlocks and Insider Participation" in the Company's definitive Proxy Statement relating to its 2002 Annual Meeting of Shareholders is incorporated herein by reference.

PART IV

Item 14. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) *(1) and (2) Financial Statements*

See "Financial Statements"

(3) See Index to Exhibits

(b) *Report on Form 8-K filed in the fourth quarter of 2001*

No Reports on Form 8-K were filed by the Company during the last quarter of the period covered by this Report.

(c) *Exhibits*

The exhibits listed on the Index to Exhibits are filed herewith or are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TECUMSEH PRODUCTS COMPANY

By: /s/ TODD W. HERRICK

Todd W. Herrick

President and Chief Executive Officer

March 15, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Office	Date of Signing
/s/ KENNETH G. HERRICK Kenneth G. Herrick	Chairman of the Board of Directors	March 15, 2002
/s/ TODD W. HERRICK Todd W. Herrick	President, Chief Executive Officer (Principal Executive Officer) and Director	March 15, 2002
/s/ RALPH W. BABB JR. Ralph W. Babb Jr.	Director	March 15, 2002
/s/ PETER M. BANKS Peter M. Banks	Director	March 15, 2002
/s/ JON E. BARFIELD Jon E. Barfield	Director	March 15, 2002
/s/ J. RUSSELL FOWLER J. Russell Fowler	Director	March 15, 2002
/s/ JOHN W. GELDER John W. Gelder	Director	March 15, 2002
/s/ STEPHEN L. HICKMAN Stephen L. Hickman	Director	March 15, 2002
/s/ DAVID W. KAY David W. Kay	Vice President, Treasurer and Chief Financial Officer (Principal Accounting and Principal Financial Officer) and Director	March 15, 2002

Annual Meeting

The Annual Meeting of shareholders of Tecumseh Products Company will be held at the Tecumseh Country Club, Tecumseh, Michigan, on Wednesday, April 24, 2002 at 9:00 a.m.

Shareholder Services

Transfer Agent, Registrar and Dividend Disbursements

EquiServe Trust Company
150 Royal Street
Mail Stop 45-02-62
Canton MA 02021
800-426-5523

Annual Report, Proxy Statement, 10-K, 10-Q

Tecumseh Products Company
100 E. Patterson Street
Tecumseh MI 49286
Attn: Report Requests
517-423-0303

Reports and information are also available through our web site at:

www.tecumseh.com

Investment Community Questions

Investor Relations
Tecumseh Products Company
100 E. Patterson Street
Tecumseh MI 49286
517-423-8455

Officers

Kenneth G. Herrick
Chairman of the Board of Directors

Todd W. Herrick
President & Chief Executive Officers

David W. Kay
Vice President, Treasurer & Chief Financial Officer

Michael R. Forman
Vice President of Human Resources

Daryl P. McDonald
General Counsel & Secretary

Other Senior Management

Kent B. Herrick
Vice President & Assistant to the CEO

John Ferguson
Vice President, North American Compressor Group

Richard Ruebusch
Vice President, Engine & Power Train Group

Gerson Verissimo
President, Tecumseh do Brasil, Ltda.

Gilbert Marchiol
President, Tecumseh Europe, S.A.

Vipin Sondhi
Managing Director, Tecumseh Products India, Ltd.

Board of Directors

Kenneth G. Herrick
Chairman of the Board of Directors

Todd W. Herrick[P]
President & Chief Executive Officer of the Company

David W. Kay[P]
Vice President, Treasurer & Chief Financial Officer of the Company

Ralph W. Babb, Jr.[A/G/N]
President & Chief Executive Officer, Comerica Incorporated
Commercial and savings banking

Peter M. Banks[G/P]
Partner in XR Ventures, LLC
Investments

Jon E. Barfield[A/P]
Chairman, President & Chief Executive Officer of The Bartech Group, Inc.
Contract employment and related staffing services

J. Russell Fowler[A/G/N]
Retired, Chairman Emeritus of Jacobson Stores, Inc.
Mercantile business

John W. Gelder[A/P]
Of Counsel to the Law Firm of Miller, Canfield, Paddock & Stone, PLC
General Legal Counsel for the Company

Stephen L. Hickman[G]
Chairman of the Board of Directors and Chief Executive Officer of Brazeway, Inc.
Manufacturing

A Member of Audit Committee
G Member of Governance & Executive Compensation Committee
N Member of Nominating Committee
P Member of Pension & Investment Committee

Divisions

Cool Products Division
Clinton, Michigan

Corinth Division
Corinth, Mississippi

Diecast Division
Sheboygan Falls, Wisconsin

Douglas Division
Douglas, Georgia

Dundee Division
Dundee, Michigan

Dunlap Operations
Dunlap, Tennessee

Engine & Gear Service Division
Grafton, Wisconsin

Lauson Engine Division
New Holstein, Wisconsin

Paris Division
Paris, Tennessee

Peerless Gear & Machine Division
Salem, Indiana

Power Products Division
Grafton, Wisconsin

Tecumseh Division
Tecumseh, Michigan

Tecumseh Research Laboratory
Ann Arbor, Michigan

Tupelo Division
Tupelo, Mississippi

Subsidiaries

Little Giant Pump Company
Oklahoma City, Oklahoma

MOTOCO, a.s.
Ceske Budijovice, Czech Republic

MP Pumps, Inc.
Fraser, Michigan

Tecumseh do Brasil, Ltda.
Sao Carlos, Brazil

Tecumseh Europa S.p.A.
Torino, Italy

Tecumseh Europe S.A.
Paris, France

Tecumseh Products India, Ltd.
Ballabgarh, India
Hyderabad, India

Tecumseh Products of Canada, Ltd.
London, Ontario, Canada

Vitrus, Inc.
Pawtucket, Rhode Island

Foreign Licensees

PZL-Hydral
Wroclaw, Poland

Kulthorn-Kirby Company, PLC
Bangkok, Thailand

CORPORATE ENVIRONMENTAL POLICY

Tecumseh Products Company recognizes its responsibility to manufacture products, conduct operations and provide services in a manner that is responsible to the Earth's environment and protective of its natural resources. The Company will strive to:

- Work with all governmental entities for the development of technically sound and financially responsible environmental laws and regulations.
- Integrate responsible environmental stewardship in Company planning and decision making.
- Recognize that protection of the environment is a company-wide priority, requiring acceptance of responsibility by management and employees at all levels within the Company.
- Evaluate current technology, products and raw materials for waste minimization and review proper handling and disposal techniques for existing wastes.
- Consider the environmental effect of decisions relating to manufacturing processes and operations, purchasing and supply, real estate transactions and plant and site development.

This policy statement confirms the Company's intent to create and implement sound environmental management policies and to encourage those with whom it does business to do the same.

Tecumseh Products Company